NovaGold
Sustainability
Report 2010

About This Report

This is NovaGold’s first annual sustainability report. Our objective with this report is to provide an overview of our commitment and approach to sustainability and our goals for future years. This report provides data from our 2009 activities and a summary of our past activities as a Company and at our projects.

We encourage readers to comment on this report by filling out a feedback form on the Company’s website at www.novagold.net/responsiblemining. You can also contact NovaGold’s Communications team at 1-866-669-6227 x 149 or by email at info@novagold.net.

In writing this report, we have followed the Global Reporting Initiative’s (“GRI”) Sustainability Reporting Guidelines and believe this report to meet GRI C Level Application. Readers can view the GRI principles at www.globalreporting.org.8

What’s Included

Because this is our first report, we have tried to include discussions of our most important social and environmental impacts and issues of particular interest to our partners and stakeholders. We will undertake a more formal materiality assessment for next year’s report. We have included corporate-level data where available, as well as separate site summaries for our Donlin Creek, Galore Creek and Rock Creek projects.

This report should be read in conjunction with NovaGold’s annual information form filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov to get a more complete picture of the Company and its projects.8 All dollar figures in this report are in US$ for Donlin Creek and Rock Creek and C$ for Galore Creek. NovaGold owns 100% of Rock Creek and is responsible for all expenditures and economic impacts, but its Donlin Creek and Galore Creek projects are being advanced through 50/50 partnerships. As such, all financial expenditures and economic impacts at Donlin Creek come through the Donlin Creek LLC, with NovaGold contributing 50%. While the Galore Creek project is a 50/50 partnership with Teck Resources and all financial expenditures and economic impacts come through the Galore Creek Management Committee, Teck is currently funding all expenditures at the project until it completes its financial earn-in.

What’s Not Included

We do not currently have the ability to provide detailed data and performance metrics on some of the more common indicators such as greenhouse gas emissions and energy use, or on the sustainability performance of our suppliers and contractors. As a result, this report offers primarily a qualitative explanation of our sustainability management systems.

We have not included a separate site summary for our Ambler project since it is an earlier-stage exploration property. We have, however, established a strong presence in the Ambler region through active engagement with NANA Corporation and local communities, and are developing a newsletter for local communities that will focus on activities at the Ambler project and solicit feedback from community members and leaders.

8 Find out more! Whenever you see THIS symbol you know that there is more information about the topic on our website. Visit www.novagold.net to get all the details.
Reporting Goals for 2010

Our primary reporting goal for 2010 is the establishment of formal data collection procedures to allow for year-on-year comparisons both internally and with our peers. We will work with managers at each site to establish a data collection process that captures standard reporting metrics and site-specific details and allows us to provide a comprehensive summary of our sustainability performance, challenges and successes.

We are 50/50 partners with Barrick Gold U.S. at Donlin Creek and Teck Resources at Galore Creek, companies with well-established sustainability reporting processes. We are in frequent communication with the sustainability leaders at both companies, and their reporting expertise should streamline the data collection process at these jointly managed projects as NovaGold’s sustainability reporting evolves and becomes more comprehensive.

1

NovaGold Sustainability Report 2010

President’s Message

NovaGold believes there are two fundamental reasons to strive for accountability and sustainability as a mining company. First, it’s the right thing to do. Some environmental impact is inevitable with any mining operation, and both minimizing and mitigating that impact is essential for the well-being of future generations. Second, by demonstrating to local communities and stakeholders that our projects bring net benefits, NovaGold builds a strong record and reputation, ensuring its ability to thrive in the industry and the region.

With the growing worldwide focus on global warming and corporate social responsibility, it is clearly time for NovaGold to begin sustainability reporting. NovaGold first published its Environmental Policy in 2003 and has consistently demonstrated its commitment to environmental stewardship to employees, shareholders and local communities. We also support the principles of the UN Global Compact, which outline the social, environmental and governance behaviors of a responsible company, and of the International Council on Mining & Metals, which outline a sustainable development framework and commitment to strive for performance improvement.

With the growing worldwide focus on global warming and corporate social responsibility, it is clearly time for NovaGold to begin sustainability reporting.

RICK VAN NIEUWENHUYSE
PRESIDENT & CEO

Without a report to document our commitment to responsible mining, it is difficult to adequately measure our successes and identify areas where we need to improve. Establishing a formal reporting process will allow us to monitor progress and identify new initiatives. By continuously evaluating our decisions and procedures, NovaGold can ensure that projects are being developed to the highest standards. Publicly reporting on our progress will allow NovaGold’s employees, partners, local communities and shareholders to monitor and evaluate the Company’s success, and to compare progress against our peer group. Reporting on responsible environmental, social, economic and other performance indicators will also help NovaGold to pursue continuous improvement and best practices in responsible mining.

Since large mineral deposits are generally found in remote, undeveloped areas, most major mining developments take place on land owned by indigenous people. NovaGold takes great pride in its reputation as a partner that respects its First Nation and Alaskan Native partners and is truly committed to meaningful engagement. The cornerstone of NovaGold’s approach is early engagement and substantive collaboration with its partners. By actively engaging community members through open communication and public meetings, at the early exploration stage and throughout project development, NovaGold encourages feedback from stakeholders and tries to incorporate those suggestions into its development plans, resulting in projects that are more robust and supported by local communities and that bring significant, lasting benefits to all stakeholders.

2	President’s Message

Mining projects offer a significant economic driver that breathes new life into communities, providing opportunities for employment, training and advancement, and service businesses during project development, operations and closure. Recognizing that for development to occur we must always balance economic benefits with environmental and social protection, NovaGold engages local communities from day one to solicit feedback and gain an understanding of their long-term objectives. Early engagement and collaboration adds value to NovaGold’s projects by fostering community acceptance, decreasing the potential for permitting delays, opposition and litigation, and increasing the probability that projects can be successfully and profitably developed. In addition, NovaGold’s commitment to responsible mining fosters a positive reputation that builds trust, acceptance and support, which reduces project risk, generates potential business opportunities and creates wealth for shareholders, the Company and local communities. Only by creating wealth for shareholders and for the communities in which we work can NovaGold sustain itself as a company, fulfill its environmental obligations and bring benefits to local communities.

While the economic climate was difficult for the mining sector in 2009, our commitment to stakeholder engagement and sustainability did not waver. Significant effort and expense at our Rock Creek project has resulted in a dramatically improved water management plan that we believe will allow us to meet our environmental and permit requirements at the mine site in 2010. Community engagement and interaction with the Tahltan Nation has continued at Galore Creek, with a number of industry-leading initiatives including establishing a working group that allows the Tahltan to propose an environmental reclamation plan that best suits the needs of their traditional territory. At Donlin Creek we continue to enjoy a very positive relationship with our Alaskan Native partners, with the vast majority of employees and contractors coming from local communities. And at our early-stage Ambler project, we have held numerous community meetings and dialogues with NANA Corporation to establish the groundwork for a project that dovetails with the local communities’ long-term development plans.

As a small company with big projects, we have learned to leverage the expertise of our employees and our partners while acknowledging the need for external guidance and expertise. Indeed, one of the Company’s primary sustainability challenges has been to “expect the unexpected” and develop plans that ensure our ability to quickly react to and rectify unanticipated issues. But as the Company grows, so does our knowledge and ability. We have experienced partners at our Donlin Creek and Galore Creek projects, and we have brought industry experts to our Rock Creek project to ensure we can confidently address all challenges and opportunities at these properties.

Significant time and effort was spent during 2009 to examine the Company’s goals and objectives, long-term business strategy and future challenges and opportunities. We initiated monthly manager’s meetings and held two strategy sessions to establish a clear vision of where we want to go and what we must accomplish to get there. NovaGold’s Board of Directors and senior management team have committed to the sustainability reporting process, and will work in 2010 to implement a data collection process and encourage employee engagement in all of our sustainability initiatives. We encourage feedback from our stakeholders on this first report, and look forward to improving the process and reporting metrics in 2010 and beyond.

Rick Van Nieuwenhuyse
President & CEO

President’s Message	3

NovaGold Sustainability Report 2010

About the Company

	Donlin Creek	Galore Creek	Rock Creek	Ambler
Resource Type	Gold	Copper-Gold-Silver	Gold	Copper-Zinc-Gold-Silver
Ownership	50% Ownership (50% Barrick Gold U.S.)	50% Ownership (50% Teck Resources)	100% Ownership	100% Ownership
People (as of December 2009)[1]	10 Employees, 100 Contractors	19 Employees, 16 Contractors	24 Employees. 50 Contractors	Ambler project manager was appointed in January 2010
Current Status	Feasibility Pre-permitting	Pre-feasibility	Constructed gold mine On care and maintenance	Exploration
Next Steps	A feasibility study for the Donlin Creek gold project was approved in May 2009. NovaGold and Barrick are continuing with community engagement and pre- permitting activities while they finalize optimization studies for project power. Permit applications are expected to be filed by the end of 2011.	NovaGold and Teck are completing a pre-feasibility study based on a new mine design that uses higher throughput and has relocated the processing and tailings facilities to reduce construction and operations risk. The pre-feasibility study is targeted for completion in the first half of 2011.	Operations at Rock Creek are on hold as NovaGold considers a number of options to bring value from the project. A decision regarding the path forward is expected in Q4-2010.	NovaGold is continuing with community engagement initiatives and working with the State of Alaska and local communities to evaluate sustainable infrastructure options for the region.
Sustainability Focus	Community engagement (see page 28)	Community engagement (see page 34)	Water management (see page 43)	Community engagement

1 Employee and contractor numbers do not include seconded employees from our partners at Donlin Creek and Galore Creek.

4	About the Company

Sustainability Commitments

NovaGold strives to be a leader in the mining industry for responsible and innovative resource development. This vision has evolved into well-established policies and procedures that merge our financial, social and environmental responsibilities. We plan each project by considering the impacts and benefits on the entire area and the people who live there. We strive to create opportunities and long-term sustainable solutions for our employees and the communities in which we work. We desire to do the “right thing” environmentally and socially, while steadfastly delivering the financial growth our shareholders and partners expect.

As a mining company, our key environmental commitments are generally focused on land use and water, transportation and air quality, energy use and habitat impacts. At NovaGold, our primary environmental focus to date has been to develop responsible mining projects, making sure that our environmental impact assessments and permits are in order and that we proactively consider ways to minimize our footprint for the coming years as our projects move through development to active operation.

Our social commitments are focused on providing safe and healthy working conditions for our employees and contractors and providing benefits to communities where we operate. We are committed to collaborative engagement and really listen to community members to ensure we understand their concerns. We spend a significant amount of time working with local stakeholders so our exploration, development and operation activities will be conducted with their interests in mind.

One of the challenges we face in implementing a comprehensive sustainability plan is that we are in the early stages of mine development—none of our projects are in production yet. As each site moves through the development process we learn more about how to successfully manage the social and environmental issues at a local level, and these issues may differ significantly at each site. Adding to that challenge is the fact that we are advancing our two largest projects with senior operating partners, Barrick Gold at Donlin Creek and Teck Resources at Galore Creek. Partnerships present special circumstances as each partner moves through its own sustainability reporting process. NovaGold has found like- minded partners with Barrick and Teck, and both companies are well respected for their sustainability initiatives and responsible mining practices. Working with our partners and learning from their experience will continue to be a key focus for us as the projects advance.

Sustainability Commitments	5

In 2009, our sites focused on improving their sustainability performance and identifying new opportunities to increase their sustainability commitments and community initiatives. At head office we focused on completing this sustainability report, a process that involved extensive research and review and resulted in a number of new initiatives that we hope to implement in 2010.

For the coming year we have identified a number of focus areas as part of our larger sustainability plan:

•

Data collection – We will introduce a set of standard sustainability metrics to be tracked at all of our sites and head office, including (but not limited to) energy, waste, transportation and community giving.

•	Sustainability review – We will initiate an internal review process to examine opportunities to reduce our sustainability impacts, for example reducing paper consumption at each site.

•

Employee engagement – We will establish an employee engagement program that encourages employee initiative in the sustainability process and provides employees with opportunities to increase their community involvement.

•

Sustainability focus – We hope to identify an employee, either from the Communications team or a different department, who can champion the sustainability process, monitor industry sustainability initiatives to identify opportunities for NovaGold to improve its sustainability performance, and liaise with the sites to identify sustainability opportunities and oversee the data collection process.

We expect next year’s sustainability report will include more information regarding our social and environmental impacts, with quantitative metrics for a number of sustainability indicators. More comprehensive data collection should enable us to more effectively plan and enhance our sustainability programs, and to deliver even more value to shareholders and our local communities.

6	Sustainability Commitments

Corporate Governance

From left to right: Doug Nicholson, Mike Stammers, Sharon Olmstead, Scott Petsel, Gil Leathley, Rick Van Nieuwenhuyse, Elaine Sanders, Kevin Francis, Sacha Iley, John Odden, Rhylin Bailie, Joe Piekenbrock, Alex Tong.

Core Values Create the Foundation

Several years ago, NovaGold developed a set of values that govern how the Company conducts its business on a day-today basis. These values are ingrained in NovaGold’s policies and business strategy, and are communicated regularly to our employees, shareholders and partners. NovaGold’s core values are:

Safety	For employees, for local communities, for the environment
Respect	For the environment, for each other, for a work/life balance, for the cultural integrity of communities
Integrity	Guided by our Code of Ethics in every situation, at every level of the Company
Accountability	For our commitment to sustainability and environmental performance, to shareholders, to employees, to the communities in which we work, to the mining industry
Communication	Open communication within the Company, with shareholders, with local communities; open and transparent reporting; transfer of knowledge and expertise
Growth	Economic growth, reserve/resource growth, growth through innovation, growth through improving policies and practices
Empowerment	Empowering individuals and communities to be their best; every employee makes a difference, every employee will be heard; local communities have the ability to influence mine planning and operations
Initiative	Encouraging innovation and initiative to continually improve processes and performance at every level of the Company
Sustainability	Environmental, financial, social

Corporate Governance	7

NovaGold Sustainability Report 2010

Our Policies Support Our Values
NovaGold has well-developed policies regarding Health and Safety (page 25), Social License and Sustainable Development (page 10), and Environmental Responsibility (page 20) that are communicated to all employees and posted on our website.8 These policies are informed by international codes such as the UN Global Compact and industry organizations such as the International Council on Mining and Metals and the Mining Association of Canada.

Our policies form the foundation upon which decisions are made at each of NovaGold’s projects. For example, as part of NovaGold’s commitment to Health, Safety and Environmental Responsibility, employees and visitors go through mandatory safety and environmental training before they are allowed to enter the site, and site employees hold safety and environment meetings every morning before work begins.

Our Programs Enforce Our Policies
NovaGold has a Performance Management system in place that governs employee compensation. Performance reviews are conducted three times a year to set objectives and review progress and overall achievement. The employee’s direct supervisor assigns an overall performance rating that is reviewed by the CEO to ensure consistency throughout the Company. The Board of Directors Compensation Committee reviews Company performance and assigns an overall level of performance for the Company and the President & CEO. The Compensation Committee also provides a consistency review for NovaGold officers. Employee performance ratings are directly tied to sustainability and safety performance as appropriate, based on the employee’s duties.

NovaGold distributes an Employee Handbook to new and existing employees that covers a wide range of topics including ethical conduct, human rights and discrimination, bribery, confidentiality and technology usage.

NovaGold also has a Whistleblower Hotline that allows employees and contractors to report any suspected financial or other misconduct. Details on accessing the hotline are included in the Employee Handbook, published at least once yearly in the corporate newsletter and included in the management information circular. The hotline is completely confidential and reports go directly to the Board of Directors Audit Committee. No reports have been filed since the hotline was established in 2005. In addition, PricewaterhouseCoopers conducts an annual, random, anonymous survey of employees soliciting feedback on the Company’s benefits, work atmosphere and ethical conduct, which is then submitted to the Company.

Our Leadership Team Promotes Good Corporate Governance
NovaGold’s officers are all experienced and capable individuals with years of industry and related experience. Biographies for each officer can be found on the Company’s website.8 NovaGold’s officers are supported by a team of experienced senior managers.

•	Rick Van Nieuwenhuyse – President & Chief Executive Officer
•	Elaine Sanders – Vice President Finance, Acting Chief Financial Officer & Corporate Secretary
•	Kevin Francis – Vice President Technical Services
•	Sacha Iley – Vice President Human Resources
•	Joe Piekenbrock – Vice President Exploration

8	Corporate Governance

NovaGold’s CEO and senior financial officers are bound by the Code of Ethics, which provides policies regarding ethical conduct, conflicts of interest, corporate disclosure, accountability and compliance with all local, state/provincial and federal laws. NovaGold’s directors, officers and employees are bound by the Code of Business Conduct and Ethics (“CBCE”). The CBCE provides policies regarding honest and ethical conduct, conflicts of interest, bribery, confidentiality, corporate disclosure, compliance with laws and regulations and how to report CBCE violations.8

Decisions regarding NovaGold’s business strategy and corporate objectives are made largely during monthly manager’s meetings. The monthly meetings allow NovaGold’s senior team to discuss progress on objectives, current issues and concerns, and to prioritize new strategies and objectives. We also hold in-depth strategy meetings at least once a year, during which an external consultant guides the senior team through an intensive process of review and goal setting.

Decisions with significant financial or corporate strategy impacts are taken to the Board of Directors for approval. NovaGold’s Board of Directors comprises six individuals, of which four are independent. Biographies for each director can be found on the Company’s website.8 NovaGold’s directors are:

NovaGold is a corporate member of the following industry organizations:

•	Prospectors & Developers Association of Canada

•	Mining Association of British Columbia

•	Association for Mineral Exploration British Columbia

•	Alaska Miners Association

•	Resource Development Council for Alaska

•	Canadian Council for Aboriginal Business

•	Rick Van Nieuwenhuyse – President & Chief Executive Officer

•	Tony Giardini, CA, CPA – Independent

•	Gerald McConnell, QC – Independent

•	Kalidas Madhavpeddi – Independent

•	Clynton Nauman

•	James Philip, CA – Independent

The Board of Directors has three governance committees.

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The Compensation Committee oversees the appointment, performance evaluation and compensation of NovaGold’s President and CEO and senior executives; succession planning relating to senior executive and other key executive positions; compensation structure for executives including annual, mid-term and long-term incentive plans and incentive plans involving share issuances or share awards; determination of director compensation; and share ownership guidelines for executives and directors.	8	Find out more! You can access complete financial statements, copies of our corporate governance and sustainability policies, recent financial transactions and acquisitions, and information about our Board of Directors and senior executives on our website at www.novagold.net.

•	The Environment, Health and Safety & Sustainability Committee is responsible for overseeing safety and environmental performance at the sites and for setting the Company’s sustainability objectives.

•	The Audit Committee oversees the services of NovaGold’s independent auditors, PricewaterhouseCoopers, and approves all financial documents.

Corporate Governance	9

NovaGold Sustainability Report 2010

NovaGold’s Social License and Sustainable Development Policy
(established 2003)

NovaGold is committed to responsible mining, protection of human life, health and the environment, and to adding value to the communities in which it operates. NovaGold believes that mines can be developed in ways that minimize environmental impacts while benefiting shareholders and local communities.

NovaGold is committed to the principles of sustainable development, including:

•	Conservation and preservation of natural resources and of the environment.
•	Equitable sharing of the benefits of economic activity.
•	Enhancement of the well-being of people.

NovaGold’s objective is to provide increased returns to its shareholders while creating wealth for a wider set of stakeholders through the fulfillment of its social responsibilities. The Company believes this approach will result in enhanced strategic opportunities in the regions in which it operates and reduced project development risk.

NovaGold will:

•	Train its people and provide the resources to meet its social objectives.
•	Respect the social, economic and cultural rights of local and indigenous people.
•	Apply best industry practices and techniques at its operations.
•	Adopt policies, standards and operating practices that ensure ongoing improvement.
•	Share its success by partnering with stakeholders in community development programs.
•	Assess performance against its policies and standards.
•	Strive to communicate with communities, stakeholders and shareholders in an accurate, transparent and open manner.

NovaGold will strive to maintain the actions and conduct of every NovaGold employee and contractor on this basis to achieve the highest standards.

10	Corporate Governance

Stakeholder Engagement

NovaGold considers its primary stakeholders to be employees, local communities, our First Nation and Alaskan Native partners, business partners and investors. Our intention with this report is to provide a context for NovaGold’s sustainability commitments by outlining the Company’s values and business approach.

NovaGold currently seeks feedback from stakeholders through regular one-on-one and group meetings with shareholders, partners, community leaders and broader community members. As NovaGold advances through the sustainability reporting process, we will establish more formal stakeholder engagement programs to solicit feedback on our sustainability performance and information that should be included in our reports. As a first step, we have created a feedback form in the Responsible Mining section of our website to encourage all stakeholders to comment on our sustainability performance and 2010 report and provide suggestions for incorporation into future reports and corporate objectives.8

Community Engagement
The cornerstone of NovaGold’s business approach is early engagement and substantive collaboration with community partners. NovaGold strives to build positive relationships with local communities at all of its projects. By actively engaging community members through open communication and public meetings, NovaGold encourages feedback and tries to incorporate those suggestions into its mine plans. We really listen to what the communities are saying to ensure we fully understand their concerns and their suggestions for improvement. For example, discussions with the Tahltan Elders and Tahltan leadership at our Galore Creek project resulted in changes to our road alignment and transportation plans so we could be more sensitive to local habitat impacts.

Early engagement and collaboration with local communities adds value to NovaGold’s projects in the following ways:

•	Community acceptance increases the probability of project viability.

•	Avoiding delays in the permitting process accelerates project profitability.

•	Decreased opposition and litigation preserves capital and human resources for company-building activities.

•	Extensive due diligence identifies more economic ways to recognize, develop and extract resources.

•	Reputation for collaboration and advancement results in exposure to new business opportunities.

•	Identifying and developing unrealized resources fosters growth of local and regional economies.

Stakeholder Engagement	11

NovaGold Sustainability Report 2010

When communicating with local communities and First Nation and Alaskan Native groups, care is taken to ensure that all sectors of the community are adequately informed about NovaGold’s intentions and progress at its projects. One of the most effective ways to do this is through community meetings, which all members of the community are invited to attend. Since many communities are small and remote, NovaGold holds community meetings in a central location and invites representatives from smaller communities to attend. The communities always choose their own attendees to ensure unbiased representation. To encourage attendance, NovaGold offers door prizes such as fuel or other much-needed subsistence items. NovaGold also distributes project-related newsletters and bulletins. Our method of communicating with community stakeholders is varied but has included:

•	Holding community meetings in a central location to discuss exploration and development plans.

•	Posting newsletters and fact sheets in publicly accessible locations, such as community centers.

•	Publishing information about upcoming developments in local newspapers.

Community engagement is discussed in greater detail in the individual project sections of this report, including details on key topics and concerns at each project that have been identified through ongoing dialogue.

Shareholder Engagement
NovaGold’s senior team regularly travels around North America, Europe and Asia to meet with shareholders to discuss the Company’s business strategy and solicit feedback that helps drive NovaGold’s near- and long-term objectives. We believe our effort to actively engage investors has helped build a loyal shareholder base that truly understands the potential of NovaGold’s projects and supports our management team and long-term business strategy.

NovaGold’s Investor Relations team reaches out to its top 20 largest shareholders following significant corporate news and has a policy of responding to shareholder calls and emails within 24 hours. NovaGold also attends conferences throughout North America, Europe and Asia to allow investors the opportunity to meet management in person. NovaGold posts a Calendar of Events on its website and also sends an email to subscribers informing them of conferences in their area so shareholders can plan to meet with members of NovaGold’s team.

One of the most important ways that NovaGold ensures shareholders are well informed is by keeping its website content current and accessible. The website is re-designed annually to reflect NovaGold’s objectives and strategy, and the Company’s Investor Relations team updates the content on a nearly daily basis. This constant feedback allows us to communicate corporate, project and sustainability progress in real-time. NovaGold has also translated its website and investor materials to Chinese to more effectively communicate with Asian investors.

Employee Engagement
NovaGold firmly believes in an open-door management policy and encourages employee feedback to foster a corporate culture of collaboration and socialization. NovaGold has a well-established rewards and recognition system that provides service awards to employees who have been with the Company for an extended period of time and recognition awards to employees who demonstrate exceptional performance in one or more of NovaGold’s core values. In 2009, approximately 40 employees were recognized for exceptional performance and the Company awarded three 10-year and nine 5-year service awards.

One of NovaGold’s sustainability initiatives for 2010 is to identify new opportunities to encourage employee initiative and engagement. For example, internal eco audits of sites and office locations will offer opportunities for employees to examine their own sustainability impacts and identify innovative ways to improve the Company’s sustainability performance. We also hope to establish opportunities for employees to increase their community involvement.

12	Stakeholder Engagement

Economic Responsibilities

NovaGold views economic sustainability as our number one priority. Only by maintaining financial stability and economic growth at the corporate level can we ensure our ability to meet our environmental obligations and bring economic benefits to local communities and shareholders.

NovaGold’s current projects are all located in remote northern areas surrounded by communities largely dependent on subsistence living and traditional lifestyles. Without an economic engine providing employment for community members and supporting local businesses, younger members of the community often move away for education and employment opportunities. By providing economic benefits to local communities, NovaGold supports social sustainability in the region.

NovaGold’s projects provide significant employment opportunities during the entire life of the project, with the opportunity to develop new skills and advance through the workforce as the project advances. NovaGold’s Donlin Creek project is expected to provide 1,500 to 3,000 jobs during construction and 600 to 900 jobs during operations with a mine life of at least 25 years. In addition to employment and contract opportunities, the projects require numerous support services, bringing additional opportunities to the region. Chiulista Camp Services started as a joint venture with a catering company at the Donlin Creek project and has grown into a business that provides camp services all over Alaska. To NovaGold, providing community members with the opportunity to build skills and businesses that can transfer to other projects and ventures is the true definition of sustainability.

NovaGold’s projects have yet to achieve production and do not currently provide cash flow to the Company. Donlin Creek has a completed feasibility study and is moving toward permitting, Galore Creek is moving through pre-feasibility, Rock Creek is on care and maintenance and Ambler is an exploration-stage property. To fund corporate overhead, exploration programs and project development, NovaGold periodically completes private placements and other equity financings.

As a gold-focused mining company, NovaGold’s share price is affected primarily by Company-specific developments and the prevailing gold price, with some influence from copper prices. Global economics also affect the Company’s share price, with all junior mining companies experiencing incredible erosion of their market value during the global economic crisis in 2007 and 2008. NovaGold’s share price is also affected by progress at the Company’s projects.

At the end of 2007, NovaGold’s share price lost nearly 75% of its value when the Company announced a suspension of construction at its Galore Creek project, and then again when the Rock Creek commissioning process was suspended in light of start-up and financial difficulties at the end of 2008. Since those setbacks we have worked hard to rebuild our share price, and in 2009 significantly outperformed the gold price, gold indices and our peers, increasing our share price by more than 200% over calendar 2009.

Economic Responsibilities	13

NovaGold Sustainability Report 2010

Wages and Benefits
NovaGold’s Human Resources department conducts yearly reviews of its overall compensation programs to ensure that programs are competitive within the mining industry. NovaGold recognizes the value of a strong team and strives to provide an overall benefits package, including training opportunities, compensation, health and other benefits, that functions to attract employees and encourage employee engagement and loyalty.

Operation	Local Minimum Wage	NovaGold Starting Wage
Vancouver (HQ)	$8.00	$16.41
Donlin Creek	$7.25	$17.50
Galore Creek	$8.00	$18.46
Rock Creek	$7.25	$18.50

Donations
NovaGold provides significant economic benefits to local communities in the form of employment wages and benefits, support for local suppliers and businesses, taxes to local governments and community donations. NovaGold’s Donations Committee oversees community donations and sponsorships, with a focus on community health, education and aboriginal initiatives. For example, our head office sponsors the Roundup Rock Hounds, a group of elementary school students that attend the annual Roundup mining conference in Vancouver to learn about geology and Canadian mining initiatives. The Company has also matched employee donations for charitable initiatives, and in 2009 matched the $400 in employee donations so that $800 could be used to sponsor a needy Vancouver family at Christmas.

Calendar Year 2009	Vancouver (HQ)	Donlin Creek	Galore Creek	Rock Creek	Total
Cash donations	$2,250	$145,651	0	$3,231	$151,132
In kind donations	0	Not tracked	$12,000	$2,250	$14,250
Scholarships & bursaries	0	$73,855	$15,000	$10,000	$98,855
Sponsorships	$12,750	$29,150	0	0	$41,900
Tahltan Participation Agreement	–	–	$250,000	–	$250,000
(during care and maintenance)

Our Support of Local Communities
NovaGold has a long-time policy of hiring locally as much as possible. Providing training programs to develop a skilled pool of employees in the local community reduces the competition for labor that is so prevalent in the mining industry, and reduces the financial and environmental costs associated with flying employees in and out of remote locations.

In addition, providing local employment increases project support, since communities experience tangible economic benefits. Skills developed at NovaGold’s properties can also be applied to other projects in the region, providing long-term sustainable benefits to the community and its members. In addition, the health and safety education that employees and contractors receive at the project often translates into increased health and safety for local communities as individuals recognize the long-term benefits to themselves and their families of a healthier lifestyle.

14	Economic Responsibilities

NovaGold uses local businesses and suppliers as much as possible, both to reduce corporate costs and to bring economic benefits to local communities. NovaGold also brings a number of indirect benefits to communities and other development projects through infrastructure development and by encouraging the establishment of service businesses and joint ventures. For example:

•

At its Galore Creek project, NovaGold and its partner Teck have supported the establishment of numerous local businesses and Tahltan partnerships that can support Galore Creek and other projects in the area.

•

At its Donlin Creek project, NovaGold and its partner Barrick are examining the potential to bring a source of natural gas to its project for onsite power generation. Should the gas pipeline be approved for the project, local communities could become secondary beneficiaries by reducing their dependence on diesel power generation. Chiulista Camp Services and Boart Longyear Drilling are successful State-wide businesses that were originally formed to support Donlin Creek.

•

At its Ambler project, NovaGold is an active participant in the Northwestern Alaska Resource Transportation Study, working closely with the Kobuk River villages, the Northwest Arctic Borough, NANA Corporation and the State of Alaska to discuss and evaluate various sustainable infrastructure and access alternatives in the region.

We plan to expand our reporting on economic impacts in next year’s report, with corporate-wide metrics that provide a more robust look at our direct and indirect economic impacts.

Economic Responsibilities	15

Environmental Responsibilities

Mining is an extractive industry with environmental impacts; NovaGold’s goal is to constantly evaluate ways to minimize these impacts. One way we do this is through effective collaborations with local communities, First Nation and Alaskan Native groups. These communities offer generations of knowledge about the local environment, and NovaGold uses this local knowledge to help guide its development plans at each project.

NovaGold strives to meet or exceed environmental standards at each of its projects. NovaGold established its Environmental Policy and separate Social License & Sustainable Development Policy in 2003, both of which are distributed to employees and posted on the Company’s website.8 The Company’s environmental performance is overseen at the Board of Directors level by the Environment, Health and Safety & Sustainability Committee. Environmental performance at each project is the responsibility of the senior project manager.

Calendar Year 2009		Donlin Creek	Galore Creek	Rock Creek[1]	Total
Environmental	Hours of environmental training for employees	90	40	Not tracked	130
Training	Hours of environmental training for contractors	80	120	Not tracked	200

1 Rock Creek has purchased software to track employee and contractor training.

In 2009, we did not have formal systems in place to track data for certain environmental issues such as greenhouse gas emissions, waste rock generated and freshwater use, nor did we have processes in place to track the environmental performance of our suppliers. As a result, this report offers mostly qualitative and policy information regarding environmental risks and performance at each of our projects. Our primary reporting objective for 2010 is to establish the systems required to start collecting environmental performance data, and we hope to add additional sustainability metrics in next year’s report.

Climate Change Emissions
As none of the Company’s projects are currently in operation, the greenhouse gas emissions from our projects come from trucks and other transportation vehicles, as well as secondary emissions associated with getting supplies to the project sites. NovaGold strives to use low-emission fuel sources as much as possible. We are not currently tracking our emissions data, but hope to initiate a process in 2010 that allows us to report these data next year. We recognize that climate change is a global issue and that there will be long-term risks and opportunities associated with this phenomenon, but have not yet assessed the financial implications of climate change to NovaGold’s business.

16	Environmental Responsibilities

Energy
As energy demands increase worldwide, it is necessary to improve energy efficiency and develop a diverse portfolio of environmentally responsible resources that can support and sustain economic growth. All of NovaGold’s projects have been designed to reduce energy consumption and use renewable energy where possible.

•

Donlin Creek is currently designed to draw an average of 7.5% of its power from 14 wind turbine generators, with the remainder from onsite combined cycle gas turbine generators. The project has also completed preliminary optimization studies to examine the potential of bringing natural gas to the project to create electricity on site, which may reduce power costs and decrease the project’s environmental footprint.

•	Galore Creek will use electricity by connecting to a high-capacity powerline that the BC Provincial and Canadian Federal governments have pledged to build.

•	Rock Creek draws its power from the Nome power utility. Power in the region relies primarily on diesel fuel, with some power coming from a local wind cogeneration facility.

Calendar Year 2009		Donlin Creek	Galore Creek	Rock Creek	Total

Energy	Electricity – Purchased (kWh)	N/A	N/A	4,947,900	4,947,900
	Natural gas (cubic meters)	0	N/A	N/A	0
	Propane (cubic meters)	7.5	9.4	Not tracked	16.9
	Diesel – Stationary (cubic meters)	108	200	30,000	30,308
	Diesel – Mobile (cubic meters)	434	410	4,800	5,644
	Gasoline – Stationary (cubic meters)	0	0	0	0
	Gasoline – Mobile (cubic meters)	147	0.8	2,000	2,147.8
	Butane	N/A	N/A	N/A	N/A
	Fuel oil	N/A	N/A	1,800	1,800
	Coal	N/A	N/A	N/A	N/A
	Wood/Charcoal	N/A	N/A	N/A	N/A
	Aviation fuel (cubic meters)	290	14.3	0	304.3
	Purchased renewable energy	N/A	N/A	N/A	N/A
	Self-generated electricity	1,007,400 kWh	7,200 hrs	8 hrs[1]	–
	Bio-diesel	N/A	N/A	N/A	N/A

1 Back-up generators are used when power from Nome Joint Utilities is interrupted.

Biodiversity and Land Impact
We recognize the impact that our activities have on the surrounding land, and we take our obligations to protect biodiversity very seriously. Our projects are located in remote areas, and we must take steps to ensure that local flora and fauna are not harmed by our presence. For example, the Galore Creek Valley is home to the Western Toad, a species protected under the British Columbia Wildlife Act, and we committed to the following measures during project design to mitigate impacts on the toads’ migration route.

•	Avoid wetlands where possible.

•	Transport concentrate and diesel using pipelines to reduce the amount of traffic on the road and minimize effects on habitat.

•	Reduce human activity once the mine is closed to allow Western Toads to move from wetland to wetland without risk from human activity.

Environmental Responsibilities	17

NovaGold Sustainability Report 2010

Calendar Year 2009		Donlin Creek	Galore Creek	Rock Creek	Total
Biodiversity	Number of at rick species on or near the property	2	1	0	3
Reclamation and Closure	Area disturbed in previous years and not reclaimed (hectares)	0.04	20	169.5	189.54
	Area disturbed by operation this year and not reclaimed	0.08	1.5	0.75	2.33
	Area reclaimed by operation in previous years and not redisturbed (hectares)	27.1	2	2	31.1
	Area reclaimed by operation this year (hectares)	0.2	12	Not final[1]	12.2
	Total area reclaimed by operation and released by regulatory authorities (hectares)	27.3	0	0	27.3

1 During 2009 approximately 4.04 hectares were stabilized and seeded. These locations may not be in their final reclaimed state, however, and have therefore not been officially counted as reclaimed land.

Environmental Compliance
Mining in North America is heavily regulated by federal and state/provincial governments. As such, each of NovaGold’s projects undergoes significant environmental review before work can commence, and ongoing inspections when work is underway. We are also subject to a number of environmental permits and regulations at each site. In 2009, our compliance record included:

•	Donlin Creek – No reportable incidents and no fines.

•	Galore Creek – No reportable incidents and no fines.

•

Rock Creek – Three reportable spills (see page 44). In addition, NovaGold’s wholly-owned subsidiary, Alaska Gold Company (“AGC”), received one notice of violation in 2009 from the State relating to compliance with its Waste Management Permit that was resolved through a settlement agreement. AGC also entered into a settlement agreement with the U.S. Federal Government to resolve matters relating to water turbidity (see pages 42–43).

Operations at Rock Creek and Donlin Creek will use cyanide; each project has been carefully designed to minimize the use of cyanide and include a cyanide destruction process. The remaining cyanide will be within permit requirements and stored in a tailings dam to ensure there is no seepage to local water sources.

Water
Mining can have adverse effects on surrounding surface and ground water and runoff of soil or rock debris may impact waterways and the surrounding vegetation. NovaGold is committed to mitigating the negative impacts of mining on the water supply by monitoring and controlling water flow at mine sites.

•

The Donlin Creek team is committed to developing a project that minimizes impact on local waterways. Streams within the watershed will be diverted from the mine site, and any water that comes in contact with the mine, such as rainwater and snowmelt, will be diverted to a contact water pond to supply water for the mill.

•

At Galore Creek, natural water flows will be diverted around the mine and waste dumps and the majority of the water supply needed for mine operation will be from recycling of process water or extracted from the mine itself.

•

Rock Creek has been designed to minimize water use. The project possesses a federal underground injection well permit and is currently applying for a surface water discharge permit for treated water. Current and future discharges will be in accordance with strict environmental standards.

18	Environmental Responsibilities

In 2007 and 2008, the region in which our Rock Creek mine is located experienced above-average precipitation (“100-year events”) that caused excessively high runoff during spring melt, and the site incurred environmental infractions. In 2009, NovaGold worked with regulators and engineers to devise a water management plan that the Company believes will allow it to meet its environmental and permit requirements at Rock Creek in 2010 and beyond. See pages 42–43 for more detailed information.

Waste and Recycling
Waste from extractive activities must be properly managed to ensure the long-term stability of disposal facilities and to prevent or minimize any water and soil pollution arising from acid or alkaline drainage and leaching of heavy metals. NovaGold’s sites are not currently operational, but we fully realize our responsibility in the area of waste and recycling and are committed to reducing the waste that will result from our projects. We plan to expand our reporting on this issue in next year’s report with details on how sites are dealing with waste planning issues as they move towards active production.

NovaGold strives to reduce human-related waste at its projects by reducing, and in some cases eliminating, the use of over-packaged and non-recyclable products. At its Galore Creek project, site managers eliminated the use of disposable dishes and cutlery and provided each employee with a reusable lunch bag, water bottle and thermos to use for their in-field meals. Where possible, recyclable materials are removed from site and taken to a local recycling facility. In addition, GCMC donates logged trees to local communities for use as winter fuel.

Calendar Year 2009		Donlin Creek	Galore Creek	Rock Creek[1]	Total
Recycled	Scrap metal (tons)	11.3	15	0	26.3
Materials	Oil (liters)	6,037	7,000	Not tracked[2]	13,037
	Tires (kilograms)	0[3]	1,200	0	1,200
	Paper and cardboard (kilograms)	0	85	0	85
	Batteries (kilograms)	1,570	300	Not tracked[4]	1,870
	Aluminum cans (kilograms)	0	120	0	120
	Glass (kilograms)	0	0	0	0

[1]

Recycling facilities do not exist in Nome. All of NovaGold’s projects strive to reduce site waste and recycle as much as possible. Where recycling is not available, non-toxic waste is burned at site or landfilled and potentially toxic waste is safely stored until it can be removed and transported to a disposal facility.

[2]	Used oil is transported to Nome and donated to businesses that have used oil burners.
[3]	Donlin Creek will start recycling tires in 2010.
[4]	Used batteries are delivered to the Nome used battery recycle center.

Transportation and Travel
NovaGold is aware of the direct, indirect and cumulative effects of transportation on the environment, such as climate change, air quality and noise pollution. While we have not yet begun to track our transportation (miles driven and flown) for business travel or for our mining operations, our goal is to report on these indicators in our 2011 sustainability report. We are committed to reducing our environmental footprint from transportation and travel. One potential initiative includes offering “virtual” tours of our project sites for investors and analysts to eliminate the airplane and helicopter support required to reach the sites, as well as conducting investor meetings by video conference to reduce airplane travel.

Environmental Responsibilities	19

NovaGold Sustainability Report 2010

NovaGold’s Environmental Policy
(established 2003)

NovaGold recognizes environmental management as a corporate priority. NovaGold cares about preserving the environment for future generations while also providing for safe, responsible and profitable operations by developing natural resources for the benefit of its employees, shareholders and communities.

In adopting the following Statement of Principles throughout all stages of exploration, development, mining and closure, NovaGold intends to set and maintain standards of excellence for environmental performance at all of its operations.

•	NovaGold will communicate its commitment to excellence in environmental performance to its subsidiaries, employees, contractors, other agents and the communities in which it operates.

•

All new activities and operations will be managed to ensure compliance with applicable laws and regulations. In the absence of regulation, best management practices will be applied to minimize environmental risk.

•

Remediation and mitigation of historical mining impacts on properties acquired by NovaGold will be managed through the cooperative involvement of NovaGold with previous owners, government agencies and the community.

•	To achieve its commitment to environmental excellence, NovaGold will use an environmental management system that ensures prioritization, planning, implementation, monitoring and honest reporting.

•	NovaGold will strive to minimize releases to the air, land or water and will ensure appropriate treatment and disposal of waste.

•	NovaGold will allocate the necessary resources to meet its reclamation and environmental obligations.

•	NovaGold will continuously seek opportunities to improve its environmental performance through adherence to these principles.

•	NovaGold will regularly report progress to its employees, shareholders and the communities in which it operates.

20	Environmental Responsibilities

Social Responsibilities

NovaGold is committed to responsible mining and upholding the highest standards of health and safety for employees and host communities while adding value to the communities in which we operate. NovaGold believes that mines can be developed in ways that minimize environmental impacts while benefiting shareholders and local communities.

Since 1998, we have entered into comprehensive agreements with four aboriginal communities and maintain a corporate philosophy of fairness, creating opportunities for training, development and open communication. NovaGold’s objective is to provide increased returns to our shareholders while creating wealth for a wider set of stakeholders through the fulfillment of our social responsibilities.

Our team members are our most valuable asset, and their health and safety is our greatest responsibility. NovaGold’s core values of safety, respect, integrity, accountability, communication, empowerment, initiative and sustainability are exemplified in the day-to-day activities of each officer and employee. These values are the foundation of NovaGold’s work environment, in which each employee is encouraged and empowered to reach his or her full potential.

Human Rights and Ethical Behavior

NovaGold supports the UN Global Compact regarding human rights, and the Company’s Code of Business Conduct & Ethics and its Employee Handbook clearly state the Company’s commitment to upholding human rights and fair labor practices. Discrimination or harassment of any sort is not tolerated at any of NovaGold’s offices or projects. Ensuring adherence to human rights policies is the responsibility of the CEO, CFO and Vice President Human Resources at the corporate level and the senior site manager at the project level. All of NovaGold’s employees are educated about the Company’s human rights policies and any site security staff receive human rights training as a condition of employment.

Since all of NovaGold’s projects are in North America, many of the ethical risks inherent at operations in developing countries do not affect NovaGold’s projects. Child labor and forced labor, and ethical risks such as bribery and political corruption, do not pose a significant risk at NovaGold’s projects because we are in a heavily regulated industry and operating in countries with well-developed legal safeguards. Nevertheless, NovaGold has well-developed policies regarding ethical behavior and all directors, officers and employees are educated regarding these policies.

NovaGold does not support political parties through direct donations, although it may occasionally be appropriate to sponsor a dinner or political event. For example, attending a political dinner hosted by the current Premier or Governor can provide insight into how that party views mining and may foster a positive relationship between NovaGold and the governing party. NovaGold does engage a consultant in Alaska who is responsible for providing insight into the current

Social Responsibilities	21

NovaGold Sustainability Report 2010

political climate. Representing NovaGold in Alaska since 2000, he serves as a liaison between Company management and government and community leaders in the State, keeping the Company informed of prevailing disclosure policies and State laws and proposed changes to regulations, and keeping government and community leaders informed of NovaGold’s activities in Alaska.

NovaGold does not conduct formal audits of its sites to ensure ethical compliance. All employees are informed of the Company’s Whistleblower Hotline, which allows employees to report misconduct of any kind. There have been no reports of human rights or ethical violations at any of NovaGold’s projects, and no formal audits of ethical compliance have taken place.

Employee Benefits
All NovaGold permanent employees are provided with a comprehensive benefits package to ensure their medical, dental, disability and life insurance needs are adequately covered (benefits packages are different at Donlin Creek and Galore Creek). The Company’s contribution-matching retirement and share purchase plans, option grants and performance share unit grants also provide some long-term financial stability for eligible employees and their families. None of NovaGold’s projects are governed by a union body.

Key components of NovaGold’s employee benefits packages are shown below.1

Canadian employees		Our team members are our most valuable asset, and their health and safety is our greatest responsibility. NovaGold’s core values of safety, respect, integrity, accountability, communication, empowerment, initiative and sustainability are exemplified in the day-to-day activities of each officer and employee.
•	Basic medical benefits
•	Extended medical benefits, including dental
•	Life insurance
•	Short- and long-term disability insurance
•	RRSP plan
•	Share purchase plan

US employees
•	Basic medical benefits
•	Extended medical benefits, including dental
•	Life insurance
•	Short- and long-term disability insurance
•	IRA plan
•	Share purchase plan (salaried employees only)

1 Contractors are not eligible for benefits.

NovaGold has a Performance Management system in place that governs employee compensation. Performance reviews are conducted three times a year to set objectives and review progress and overall achievement, with all permanent employees participating in the review process. The employee’s direct supervisor assigns an overall performance rating, which is reviewed by the CEO and Human Resources team to ensure fairness throughout the Company. Employee performance ratings are directly tied to sustainability and safety performance as appropriate, based on the employee’s duties. Depending on individual and corporate performance, employees may receive a base salary increase, a cash bonus and stock-based compensation.

22	Social Responsibilities

Training and Development
NovaGold employees are encouraged to continually seek additional education and skills training, and personal development is a component of each employee’s overall performance review. More than $87,000 total was spent during 2009 at NovaGold’s head office and sites for employee education, training and development.

Calendar Year 2009	Vancouver (HQ)	Donlin Creek	Galore Creek	Rock Creek[1]
$ Spent on education and training	$40,900	$33,846	$11,580	Not tracked

1 Rock Creek has purchased software to track employee and contractor training.

Diversity
NovaGold is committed to diversity and equal opportunity. Two of NovaGold’s five officers are women, and women make up 38% of our overall workforce and 50% of the workforce at our Vancouver headquarters. NovaGold’s Human Resources department conducts yearly reviews of its compensation program to ensure that wages and benefits are competitive within the mining industry.

At its project sites, NovaGold strives to hire locally as much as possible and offers training programs for community members. Employees are encouraged to take additional training to increase their skill base and potentially obtain a position with more responsibility. NovaGold is committed to hiring locally as much as possible at all of its projects. The Donlin Creek project has one of the highest local hire rates of any mine in North America.

As at December 2009		Vancouver (HQ)	Donlin Creek	Galore Creek	Rock Creek	Total
Total Number of Employees[1]		26	10	19	24	79
Diversity	<30	4	0	3	3	10
	30–50	13	5	14	14	46
	>50	9	5	2	7	23
	Women	13	9	5	3	30
	Men	13	1	14	21	49
	Local hires – within immediate region	N/A	5	14	20	39
	Local hires – within State/Province	N/A	3	5	1	9
	Indigenous	N/A	1	8	9	18

1 Does not include contractors and employees seconded from our partners, Barrick and Teck.

Health and Safety
Health and safety is a top priority at all of NovaGold’s offices and sites. Employees and visitors at each site undergo health and safety training before they are allowed to enter the site. Every person on site must wear full safety gear; visitors are provided with safety gear that is kept on site. Site employees have a safety meeting every morning before starting work and hold a safety planning meeting before embarking on any new project or task. The Donlin Creek project recently achieved an enormous safety milestone, clocking its millionth man hour with no lost-time incidents.

Employees at project sites have access to a gym or are provided with a gym membership to encourage personal fitness. Project sites have well-established emergency response plans and conduct annual emergency drills to ensure they are well prepared to handle a medical or environmental emergency. The Vancouver Corporate Communications team has also designed an emergency response plan to support project sites in the event of an environmental or medical emergency. Each

Social Responsibilities	23

NovaGold Sustainability Report 2010

site has a well-trained first aid team to respond to medical emergencies on site and in the region. In 2009, the Galore Creek emergency response team was first on the scene at two separate traffic accidents on Hwy 37 and was able to stabilize the victims until paramedics arrived almost two hours later.

The Vancouver Office Health & Safety Committee offers quarterly presentations regarding a range of health and safety topics, and the corporate newsletter includes a health and wellness section. The office is equipped with first aid and emergency supplies in case of an earthquake or other disaster, and two employees have been trained to Level 1 first aid. In addition, employees at head office are offered free flu vaccinations and first aid/CPR training, and are entitled to an annual $200 subsidy that can be used for personal health and safety purposes.

Calendar Year 2009		Vancouver (HQ)	Donlin Creek	Galore Creek	Rock Creek[1]	Total
Health	Lost time injury (LTI) frequency rate	0	0	0	0	0
and Safety	Fatalities	0	0	0	0	0
	Hours of H&S training for employees	Not tracked	50	48	Not tracked	98
	Hours of H&S training for contractors	N/A	200	360	Not tracked	560
	Hours of emergency response training for employees	Not tracked	20	16	Not tracked	36
	Hours of emergency response training for contractors	N/A	100	120	Not tracked	220

1 Rock Creek has purchased software to track employee and contractor training.

NovaGold supports the sustainability principles of the International Council on Mining & Metals.

1.	Implement and maintain ethical business practices and sound systems of corporate governance.
2.	Integrate sustainable development considerations within the corporate decision-making process.
3.	Uphold fundamental human rights and respect cultures, customs and values in dealings with employees and others who are affected by our activities.
4.	Implement risk management strategies based on valid data and sound science.
5.	Seek continual improvement of our health and safety performance.
6.	Seek continual improvement of our environmental performance.
7.	Contribute to conservation of biodiversity and integrated approaches to land use planning.
8.	Facilitate and encourage responsible product design, use, re-use, recycling and disposal of our products
9.	Contribute to the social, economic and institutional development of the communities in which we operate.
10.	Implement effective and transparent engagement, communication and independently verified reporting arrangements with our stakeholders.

Read more about the ICMM Sustainable Development Framework at www.icmm.com.8

24	Social Responsibilities

NovaGold’s Health and Safety Policy
(established 2003)

NovaGold is committed to the safety, health and welfare of our employees and their families, our contractors and our visitors (collectively, “team members”), as well as the safety and well-being of the communities in which we work.

NovaGold’s management is committed to providing leadership in health and safety. All team members will take accountability for their personal safety and the safety of others working around them.

NovaGold will create a corporate culture that promotes safe work practices through individual and group employee motivation, safety achievement rewards and safety performance recognition both in the workplace and in our local communities.

To achieve our health and safety objectives, NovaGold will:

•	Provide team members with the necessary training, guidance, direction and knowledge to safely perform their tasks.

•	Require that team members continuously demonstrate the skills and competence essential for their safety and the safety of others.

•	Support and encourage the efforts of team members to gain the knowledge and skills to continue to promote a safe and healthy life beyond the workplace.

•	Identify risks and hazards for every task and eliminate, isolate or mitigate the risks and hazards that could result in injury to team members or harm to the environment and local communities.

•

Continuously seek improvements in policies and procedures to further lower risk and eliminate hazards through team member communication and feedback, motivation, reward and recognition, health and safety system reviews, and incorporating new technology, techniques and processes.

•	Maintain and test emergency response plans to minimize the impacts of unforeseen events.

Fundamentally, NovaGold believes that all accidents are preventable. Recognizing that our team members are our most valuable asset, their health and safety is our greatest responsibility.

Social Responsibilities	25

NovaGold Sustainability Report 2010

Adding Value Through Each
Stage of Development

26	Adding Value

Adding Value	27

Donlin Creek Project

The Donlin Creek gold project is owned and operated by the Donlin Creek LLC (“DCLLC”), a limited-liability company that is owned equally by NovaGold and Barrick Gold U.S. Inc., a subsidiary of Barrick Gold Corporation. Located in the historic Kuskokwim Gold Belt of southwest Alaska, the Donlin Creek property comprises 12,650 hectares (31,280 acres) of Alaska State mining claims with additional lands leased for mining from Alaskan Native corporations bringing DCLLC’s total property position to more than 32,600 hectares (80,600 acres). DCLLC’s Alaskan Native partners are the Calista Corporation (subsurface rights) and The Kuskokwim Corporation (surface rights). A feasibility study for the project was approved in May 2009 and the project is advancing toward permitting, with the expectation that permit applications will be filed by the end of 2011.

28	Donlin Creek Project

NovaGold has been involved with the Donlin Creek project since 2001 when we acquired an earn-in interest from Placer Dome Inc. Through a focused exploration campaign NovaGold nearly tripled the project’s resource base and fulfilled its obligations to earn an interest in the project. Barrick acquired Placer Dome and all of its projects and joint venture obligations in early 2006, and in 2007 NovaGold and Barrick finalized an agreement to advance the Donlin Creek project as equal partners.

NovaGold has actively engaged with local communities and Alaskan Native corporations since acquiring its interest in the project. Donlin Creek staff have been working in the region for nearly 14 years and are dedicated to bringing the benefits of responsible mining to local communities. The Manager of Community Sustainability is a Yup’ik Alaskan Native and lives in the region.

Throughout 2009, the Donlin Creek project team conducted extensive meetings with community members from 56 remote native villages in the region. For key regional meetings hosted in Aniak and Bethel, the Donlin Creek team brought the internal and external technical experts involved in the project’s design, including engineers, biologists and water management specialists. Through a “science fair” format, every aspect of the project’s proposed development and operations was presented and community members were able to engage directly with technical experts on their issues of interest and concern. An important resource for these community meetings was the Donlin Creek project booklet, available in both English and Yup’ik, which was written and designed to be accessible for communities that have limited experience with resource development projects. In addition, a translator attended all meetings and attendees could use a headset to hear the discussions and participate in their own language.

DCLLC also hosted thirteen tours of the Donlin Creek camp during 2009 to give community members an opportunity to see the Donlin Creek site and speak with on-site experts. To ensure representative attendance from the different communities and stakeholder groups at these tours, DCLLC contacts the local city council, tribal council and village corporation and asks each group to designate three individuals to participate. Consistent and constructive engagement with local communities and Alaskan Native corporations is ongoing and will continue throughout the project’s development.

Economic Responsibilities
The Donlin Creek project is unique among Alaskan mining projects because it is located entirely on private Alaskan Native corporation land that has been designated for mining. Calista is the regional Alaskan Native corporation formed under the Alaska Native Claims Settlement Act to encompass the 56 villages in the Yukon-Kuskokwim region in which Donlin Creek is located.

The original lease agreement with Calista was executed in 1995 when the project was at an exploration stage. The agreement was renegotiated in early 2010 from the perspective of an advanced-stage project that is moving toward permitting and production, with the potential to be one of the world’s largest gold mines when in operation. The new agreement provides DCLLC with additional lands and development flexibility and provides Calista with an 8% net proceeds royalty and advance minimum royalties that increase annually until the project achieves production and cash flow.

The Donlin Creek project is located in one of the most economically challenged regions in Alaska. The project is expected to provide 1,500 to 3,000 jobs during construction and 600 to 900 jobs during operation, bringing significant economic benefits to local communities and the State. Compensation and benefits for project employees and contractors are some of the highest in the region.

Calista members and Calista business ventures have been a significant component of the Donlin Creek workforce and support services since day one. Donlin Creek is proud to maintain a high local hire rate at the project, with the vast majority of contractors and employees coming from local communities. DCLLC works with Calista through its subsidiary, Chiulista Camp Services, to develop the regional workforce. Chiulista Camp Services provides the mine with a variety of services including logistics, catering and housekeeping, drilling and environmental safety. Boart Longyear Drilling is a Calista joint venture that

Donlin Creek Project	29

NovaGold Sustainability Report 2010

provides exploration drilling services. Donlin Creek offers numerous training programs to ensure willing community members have the skills they need to seek employment at the project and advance through the workforce. The project’s economic contributions and impact to the surrounding region are summarized below.

Calendar Year 2009	Donlin Creek

Cash donations	$145,651
Infrastructure development	0
In kind donations	Not tracked
Scholarships & bursaries	$73,855
Sponsorships	$29,150

Environmental Responsibilities
NovaGold is committed to environmental protection and has found a like-minded partner with Barrick at Donlin Creek. Barrick is well-respected for its responsible mining initiatives and is included in both the North American and World Dow Jones Sustainability Indexes. Barrick is also a signatory to the UN Global Compact, Extractive Industries Transparency Initiative and the International Cyanide Management Code. Working together through DCLLC, NovaGold and Barrick will ensure Donlin Creek is designed, developed and operated to the highest environmental standards and brings long-lasting benefits to local communities and its Alaskan Native partners.

Planning for Environmentally Responsible Operations
Baseline environmental studies at the project commenced in 1996, comprising water quality studies, meteorology, aquatic studies in the main drainages, wetlands delineation in the areas of the mineral resource estimates and some waste rock characterization. The baseline program was expanded during 2003 to include ambient air monitoring, terrestrial wildlife and avian surveys, groundwater monitoring, detailed aquatic studies, cultural site surveys, detailed waste rock characterization and additional wetlands delineation.

Over the nearly 14 years since exploration and environmental baseline data collection began, considerable effort has been spent developing support for the project by fostering local relationships, developing a strong local workforce, educating stakeholders about the project and mining in general and providing stakeholders with regular project updates and site visits. This enabled DCLLC to better understand and address the perspectives and concerns of the project stakeholders and has resulted in broad public support for the project in the region. This support has taken the form of resolutions from tribal councils and organizations, participation by individuals, tribal groups and Alaskan Native corporations in various project-related forums, and permissions granted to conduct environmental baseline studies on tribal lands.

Protecting the Local Waterways
Discussions with community members show that their primary environmental concerns are the effect of barge traffic on the river ecosystem and subsistence fishing activities, the potential risks of transporting diesel on the river, the use of cyanide and the potential for mercury emissions during processing. DCLLC has designed the project to address all of these concerns.

The project design envisions supplies being shipped up the Kuskokwim River to a port site at Birch Tree Crossing. From there, supplies would be trucked to site along an access road. Personnel and some additional supplies would be transported predominantly by air. All cargo would be handled and stored in accordance with applicable regulations and standards. Hazardous cargo would be stored in designated secure areas and handled only by trained personnel. A solution with low levels of sodium cyanide would be used to dissolve the gold and extract it from other minerals, and then the cyanide solution would move through a cyanide destruction circuit.

30	Donlin Creek Project

Between one and three barge tows per day (with each tow comprising three or four barges linked together) would make the trip up the Kuskokwim River to bring supplies to the project, with the shipping season lasting from June through October. DCLLC is working with the Salmon Management Working Group to create a barge traffic plan that will minimize the impact on subsistence fishing. The project is currently designed to use diesel for power, which would be transported using double-hulled barges to the proposed river port, and then transported to the project site using a buried pipeline. The proposed natural gas option described below would reduce the amount of diesel being transported and stored.

Calendar Year 2009		Donlin Creek
Energy	Electricity – Purchased (kWh)	N/A
	Natural gas (cubic meters)	0
	Propane (cubic meters)	7.5
	Diesel – Stationary (cubic meters)	108
	Diesel – Mobile (cubic meters)	434
	Gasoline – Stationary (cubic meters)	0
	Gasoline – Mobile (cubic meters)	147
	Butane	N/A
	Fuel oil	N/A
	Coal	N/A
	Wood/Charcoal	N/A
	Aviation fuel (cubic meters)	290
	Purchased renewable energy	0
	Self-generated electricity (kWh)	1,007,400
	Bio-diesel	N/A
Recycled	Scrap metal (tons)	11.3
Materials[1]	Oil (liters)	6,037
	Tires (kilograms)[2]	0
	Paper and cardboard (kilograms)	0
	Batteries (kilograms)	1,570
	Aluminum cans (kilograms)	0
	Glass (kilograms)	0
Reclamation	Area disturbed in previous years and not	0.04
and Closure	reclaimed (hectares)
	Area disturbed by operation this year and not reclaimed	0.08
	Area reclaimed by operation in previous years and not	27.1
	redisturbed (hectares)
	Area reclaimed by operation this year (hectares)	0.2
	Total area reclaimed by operation and released by regulatory authorities (hectares)	27.3	[1]

All of NovaGold’s projects strive to reduce site waste and recycle as much as possible. Where recycling is not available, non-toxic waste is burned at site or landfilled and potentially toxic waste is safely stored until it can be removed and transported to a disposal facility.

Reportable	Reportable spills, wildlife mortalities, air permit	0	[2]	Donlin Creek will start recycling tires in 2010.
Incidents	violations, water permit violations, other permit violations
Biodiversity	Number of at risk species on or near the property	2
Environmental	Hours of environmental training for employees	90
Training	Hours of environmental training for contractors	80

Donlin Creek Project	31

NovaGold Sustainability Report 2010

“Donlin Creek has brought us hope. They have brought excitement … You see the difference in the people. Those people who used to walk with their heads and shoulders downward with nothing to look forward to on a day-to-day basis are now standing tall and walking proud. That’s what we want, and that’s what [the Donlin Creek project] has brought to us. It’s that sense of purpose and contribution… Our people do not want to be a burden. We want to contribute.”

— Evelyn Thomas, Crooked Creek
Traditional Council President,
January 2010

Energy Management
DCLLC has completed preliminary optimization studies focused on the potential to use natural gas as the primary source of project power, rather than the current design of diesel with up to 7.5% of power from wind cogeneration. Should the project proceed with the natural gas design, less diesel will be barged up the river and the project will have lower greenhouse gas emissions. DCLLC is finalizing the gasline studies and expects to proceed with a feasibility study revision to complete the engineering and environmental work needed to update the economics and permitting requirements for the natural gas option, positioning the project to file permit applications by the end of 2011.

Environmental Compliance
DCLLC will continue to focus on community and stakeholder relations as it moves through the permitting process. Donlin Creek is a large-scale project and will require a considerable number of permits and authorizations from both Federal and State agencies to enable a construction decision. Primary facilities for the project under the current design will include an airstrip, a port on the Kuskokwim River and access road to site, a wind turbine farm, an on-site power generation plant, conveyor systems, processing mill, tailings facility, waste rock facility, water treatment plant, sewage treatment plant, diesel storage facility, truck shop, labs, on-site housing, offices and warehouses.

Social Responsibilities
The Native cultures of the Calista region are among the most intact in Alaska, with a majority of the people speaking their traditional language. The region is characterized by a subsistence economy in which the majority of community members are involved in subsistence living activities. To the Alaskan Native cultural groups of the region—the Yup’ik, Cup’ik and Athabascan people—the subsistence way of life represents not only an economic livelihood, but also a cherished way of life vital to the survival of their culture. Summer fishing activities provide a substantial portion of the diet of the people in the region, and subsistence fishing has priority before commercial harvests to allow villagers the opportunity to prepare food for the winter. For the people of the Calista region, the subsistence way of life is as much a social and cultural value as an economic enterprise. Besides providing the necessary food for the year, it brings the families together, defines social relationships and confirms the continuity of the relationship between the indigenous people of the region and the land upon which their traditional way of life is built.

DCLLC acknowledges the local cultures and the importance of keeping the communities and their cultures intact, and believes that the Donlin Creek project will play an important role in the region by offering the economic stimulus needed to keep the region’s people engaged and at home.

32	Donlin Creek Project

Health and Safety
DCLLC’s commitment to health and safety has a positive impact on the region. As at all NovaGold projects, the Donlin Creek camp is drug and alcohol free. Employees that fail a test are offered counseling and can reapply for employment in six months. The employment turnover rate has decreased from 370% in the first year to less than 5% in 2009 as employees and contractors recognize the benefits of stable employment and the personal satisfaction that comes from learning new skills. The health and safety commitments onsite have also translated into healthier and safer communities, with reports indicating a decrease in drug and alcohol use, lower accidental death and suicide rates, and visible changes such as increased use of helmets when operating recreational vehicles. The onsite emergency training also translates to safer communities. Donlin Creek’s emergency team helped put out a fire at the Aniak Community Centre in early 2010 and also assists with medical emergencies in local villages.

Safety is of paramount importance to NovaGold and Barrick, and we are very proud of the safety record at Donlin Creek. Donlin Creek recently achieved an enormous safety milestone, clocking its millionth man hour with no lost-time incidents. An award of this caliber is achieved only through a total safety commitment from all employees and contractors. Managers attend weekly safety meetings to identify innovative ways to make safety the number one priority on the job. Incentives, including additional time off, are offered to employees who take the initiative to pursue additional safety education. And summer internship opportunities have introduced a new generation of resource development professionals to Donlin Creek’s safety culture.

Employee Well-being
DCLLC has a number of policies in place to support the health and well-being of its employees. DCLLC reported 730 hours of employee training in 2009, not including environmental, health and safety and emergency response training. As at all NovaGold projects, Donlin Creek employees receive a benefits package that includes medical and dental benefits as well as disability and life insurance. An onsite counselor for site workers and their families assists with issues such as drug and alcohol use and the stress created by a rotational job. The rotation schedule at Donlin Creek has been set at 14 days on/14 days off to support a subsistence lifestyle and to minimize disruptions to family life.

DCLLC recognizes local cultural events and holidays, and employees are allowed time away to attend special cultural and family events. DCLLC hosts an annual family day at camp, and employees have access to free telephone and internet to encourage frequent communication with friends and family. Employees have 24-hour access to food, and an onsite gym encourages the team to stay fit and healthy.

Calendar Year 2009	Donlin
Creek
Total Number of Employees[1]	10
Diversity
<30	0
30–50	5
>50	5
Women	9
Men	1
Local hires – within immediate region	5
Local hires – within State	3
Indigenous	1
Wages and Benefits
Legal minimum wage	$7.25
Our standard entry level wage	$17.50
$ Spent on education and training	$33,845
Hours of training (excluding environment, health and safety training)	730
Health and Safety
Lost time injury (LTI) frequency rate	0
Fatalities	0
Hours of H&S training for employees	50
Hours of H&S training for contractors	200
Hours of emergency response training for employees	20
Hours of emergency response training for contractors	100
[1]	As at December 2009. Does not include contractors and employees seconded from Barrick.

Donlin Creek Project	33

Galore Creek Project

The Galore Creek copper-gold-silver project is owned equally by NovaGold and Teck Resources Limited and managed by the Galore Creek Mining Corporation (“GCMC”). The project is located in northwest British Columbia within Tahltan Traditional Territory and near the communities of Dease Lake, Iskut and Telegraph Creek. GCMC currently holds 118,900 hectares (293,840 acres) of mineral claims. At the adjoining Copper Canyon property, NovaGold and Copper Canyon Resources have a joint venture that holds 12 claims totaling 11,340 hectares (28,030 acres). The Galore Creek project is moving through pre-feasibility based on an optimized mine design, with completion targeted for the first half of 2011.

34	Galore Creek Project

NovaGold initiated discussions with the Tahltan Nation within two months of signing the deal in 2004 to explore Galore Creek. Several open houses were held in 2004 and 2005. NovaGold prepared and distributed the Galore Creek Newsletter, providing details and updates about the project, and a Tahltan Elder and members of the Tahltan Central Council (“TCC”) and Iskut First Nation participated in a series of site visits. NovaGold also funded local researchers to conduct projects that incorporated and documented traditional knowledge about the region. A highlight of the consultation process was a Special Assembly held in January 2005 in Dease Lake. A series of workshops and information sessions were held and community members provided extensive feedback on the project.

Much knowledge was gained from the consultation process. NovaGold solicited feedback from its community partners throughout the project design process, rather than addressing concerns after the design was complete. NovaGold’s decision to select a modified northern access route was based heavily on information gleaned from Tahltan traditional knowledge, including the importance of the Iskut and Stikine rivers and the fish and wildlife habitats, wetlands and vegetation found along the originally proposed southern route. NovaGold also addressed concerns about potential concentrate or fuel spills by incorporating pipelines rather than truck transport to pump concentrate and fuel along the access road. This decision also decreased potential impacts to wildlife and habitat from noise and dust by reducing truck traffic on the access road.

Economic Responsibilities
The Tahltan people have identified the long-term viability of the regional mining sector as an essential driver for the economic, cultural and political advancement of the Tahltan Nation. In 2003, the Tahltan Nation articulated their relationship with the mining industry in Out of Respect, a document that outlines a strategy for use by the mining industry to advance Tahltan well-being.
You can download and read Out of Respect at www.iisd.org/pdf/ 2004/natres_out_of_respect.pdf.

In early meetings with Tahltan leaders, NovaGold agreed to support the formation of several joint ventures, one of which was Rescan Tahltan Environmental Consultants (“RTEC”), a 50/50 joint venture between Rescan Environmental Services Ltd. and the Tahltan Nation Development Corporation (“TNDC”). RTEC combined the environmental expertise of Rescan with the regional savvy of the TNDC, and has been extensively involved with environmental work at the project.

NovaGold’s commitment to ensure the sustainability of the communities affected by the Galore Creek project was galvanized by the NovaGold–Tahltan Participation Agreement, which was subsequently adopted by GCMC when NovaGold and Teck partnered to develop the project in 2007. Out of Respect formed the foundation for the Participation Agreement, which was ratified by the Tahltan Nation with a nation-wide vote and signed on February 10, 2006. The Participation Agreement was heralded as a ground-breaking agreement in the Canadian mining industry for providing real benefits and collaboration opportunities for the Tahltan Nation. The Participation Agreement defines the working relationship at Galore Creek and outlines the best opportunities for Tahltan individuals and businesses to benefit from the project. The agreement provides financial and other support to the Tahltan Heritage Trust Fund, which is managed by TCC to support its priorities. Contributions to the Trust Fund are currently $250,000 annually, increasing to a minimum of $1 million annually during operations and increasing from there if project profit increases. In addition, GCMC contributes $15,000 annually to educational bursaries for Tahltan members and also sponsors individual Tahltan initiatives and community events.

Construction at Galore Creek was suspended at the end of 2007 because of concerns over rising capital costs. The suspension had economic repercussions in local communities and for the Tahltan people. The project went from a peak workforce in 2007 of 850 people of which 109 were GCMC employees, to a peak of 60 people in 2009 of which 19 were GCMC employees. GCMC worked closely with the Tahltan Nation during this difficult time to minimize the burden to Tahltan businesses and families. GCMC still prioritizes employment and contract opportunities for Tahltan members and businesses, with approximately 65% Tahltan employment at the project today and approximately 75% of contracts with Tahltan businesses and joint ventures.

Galore Creek Project	35

NovaGold Sustainability Report 2010

As road work proceeded during 2008/2009, GCMC dismantled some of the camps that were established during the 2007 construction season. In August 2009, GCMC held a “garage sale” to sell items such as tents, tires, kitchen items, paint, office furniture and computer equipment, an event that benefited both GCMC and local community members. GCMC also donated 10 truckloads of felled trees to local communities in 2009. Galore Creek’s economic contribution to local communities and Tahltan members during 2009 is summarized below.

Calendar Year 2009	Galore Creek

Cash donations	0
Infrastructure development	0
In kind donations	$12,000
Scholarships & bursaries	$15,000
Sponsorships	0
Tahltan Participation Agreement	$250,000
(during care and maintenance)

Environmental Responsibilities
NovaGold values the traditional knowledge of the Tahltan people and recognized the opportunity to learn extensively about both the spiritual and natural character of the region from these indigenous people. A variety of unique habitat types exist within the larger project area, including extensive floodplain habitat and wetlands, moist alpine meadows and mature and old growth forest. The Galore Creek project area includes major watersheds of both the Stikine and Iskut river drainages. The Stikine watershed is recognized as a major wilderness area of significant ecological value to both Canada and the United States, and the project was designed to minimize impacts on the Stikine River.

Biodiversity and Land Impact
GCMC is committed to a process that maintains the integrity of the ecosystem, fosters continued biodiversity and encourages an environment where traditional knowledge, careful planning and strict adherence to environmentally responsible practices yield the ideal operational scenario. The design of the mine and its facilities paid strict attention to the potential effects on the remote wilderness environment and the presence of critical habitat for fish and wildlife, as well as the social and economic well-being of regional residents.

GCMC also initiated a precedent-setting business model for its environmental performance committee. Rather than allowing existing regulations to drive the project’s environmental protection and reclamation requirements, GCMC invited Tahltan leaders to participate in the process and propose a plan that will best suit the needs of their traditional territory. The environmental performance committee has established three separate working groups, focused on wildlife, aquatics and fisheries, with participation from GCMC, regulators and Tahltan leaders.

During 2009, GCMC completed a 4-hectare revegetation project, including grass seeding and planting native shrubs and tree seedlings.

Waste and Recycling
Significant efforts have been made onsite to reduce waste. Disposable tableware was replaced with reusable dishes and cutlery, and all employees received a reusable lunch kit for use in the field. Single serving products were replaced with bulk products to reduce packaging and waste. In addition, GCMC organized a carpool program, reducing expenses and greenhouse gas emissions by having employees carpool to site rather than flying.

36	Galore Creek Project

Environmental Compliance
During 2008 and 2009, GCMC continued to meet all of its environmental commitments under its existing project permits, and improved its environmental reporting process. There were no environmental incidents in 2009, no wildlife incidents and no reportable spills.

Calendar Year 2009		Galore Creek
Energy	Electricity – Purchased (kWh)	0
	Natural gas (cubic meters)	N/A
	Propane (cubic meters)	9.4
	Diesel – Stationary (cubic meters)	200
	Diesel – Mobile (cubic meters)	410
	Gasoline – Stationary (cubic meters)	0
	Gasoline – Mobile (cubic meters)	0.8
	Butane	N/A
	Fuel oil	N/A
	Coal	N/A
	Wood/Charcoal	N/A
	Aviation fuel (cubic meters)	14.3
	Purchased renewable energy	0
	Self-generated electricity (hours)	7,200
	Bio-diesel	N/A
Recycled	Scrap metal (tons)	15
Materials[1]	Oil (liters)	7,000
	Tires (kilograms)	1,200
	Paper and cardboard (kilograms)	85
	Batteries (kilograms)	300
	Aluminum cans (kilograms)	120
	Glass (kilograms)	0
Reclamation	Area disturbed in previous years and not reclaimed	20
and Closure	(hectares)
	Area disturbed by operation this year and not reclaimed	1.5
	Area reclaimed by operation in previous years and not redisturbed (hectares)	2
	Area reclaimed by operation this year (hectares)	12
	Total area reclaimed by operation and released by	0
	regulatory authorities (hectares)		[1]

All of NovaGold’s projects strive to reduce site waste and recycle as much as possible. Where recycling is not available, non-toxic waste is burned at site or landfilled and potentially toxic waste is safely stored until it can be removed and transported to a disposal facility.

Reportable	Reportable spills, wildlife mortalities, air permit	0
Incidents	violations, water permit violations, other permit violations
Biodiversity	Number of at risk species on or near the property	1
Environmental	Hours of environmental training for employees	40
Training	Hours of environmental training for contractors	120

Galore Creek Project	37

NovaGold Sustainability Report 2010

Social Responsibilities

The suspension of Galore Creek construction at the end of 2007 was a disappointing and stressful time for Galore Creek employees and contractors, many of whom were Tahltan members and from local communities. GCMC tried to find secondment opportunities for GCMC employees with Teck and NovaGold during the period of care and maintenance to give individuals the opportunity to gain additional experience and build new skills. GCMC’s primary responsibility during the shutdown was to ensure people were treated fairly. GCMC has communicated regularly with the Tahltan Nation during the period of care and maintenance. The project’s Community Coordinator, a Tahltan member hired at the outset of the project, responds to queries, distributes periodic news bulletins and facilitates community meetings and site tours. And GCMC’s commitments under the Participation Agreement continue, with contributions to the Tahltan Heritage Trust Fund and school bursaries and an ongoing commitment to preferential employment and contracts for Tahltan members and businesses.

Relationship with the Tahltan Nation

The Participation Agreement was founded on Tahltan Nation principles to actively participate in the design, operation and benefits of the Galore Creek project. The Participation Agreement ensures employment opportunities for Tahltan members through preferential hiring. Similarly, first choice for many construction and operating contracts will be offered to the Tahltan through the TNDC and other qualifying Tahltan businesses. A broad spectrum of pre-employment, on-the- job and apprenticeship training programs facilitate the employment and career advancement of willing Tahltan people. For example, NovaGold collaborated with RTEC and Kwantlen University College to develop a learning/training program geared toward the Tahltan community for environmental field work, and in 2009 GCMC partnered with Northern Lights College to hold a heavy equipment operators course for twelve Tahltan students.

The Participation Agreement also enables the project’s Tahltan employees to participate in Tahltan culture: to take time off for hunting and fishing, to participate in cultural events and to attend funerals. NovaGold respects the culture and traditions of its Tahltan partners and has incorporated those traditions into the fabric of the Galore Creek project. Recognizing that the Tahltan believe it is important to bless a work area to ensure the safety of its members, NovaGold invited Tahltan Elders to perform a ground-breaking and blessing ceremony at the project in 2007. Tahltan Elders visited each camp to bless the site and appoint Tahltan camp names, which are still used today.

38	Galore Creek Project

Preserving Archaeological Sites
NovaGold and GCMC have taken steps to preserve archaeological sites at the project. All Galore Creek employees receive environmental training that includes a section on archaeological artifacts. NovaGold, RTEC, TCC and the provincial Archaeology Branch worked together to develop Galore Creek’s Archaeological Chance Find Procedures, which are implemented immediately upon discovery of an archaeological artifact. To date, fifteen archaeological sites have been identified, with discoveries of mostly obsidian or andesite suggesting the sites were temporary seasonal camps. The sites have been marked to prevent disturbance and in 2009, Tahltan Elders and leaders attended a Galore Creek archaeological tour and blessed the sites.

Health and Safety
Health and safety is of paramount importance at Galore Creek, and all employees receive health and safety and human rights training as a condition of employment. Safety and environment meetings are held daily with all employees, and monthly site safety meetings review performance and set new objectives. A safe work and environmental plan is created for all new activities, and site workers are directly involved in this process to ensure a complete understanding of the intentions and plans to achieve safety goals. The project also has a well-established emergency response plan that is tested at least once a year, most recently with an emergency camp evacuation. There were no lost-time incidents at Galore Creek in 2009.

Employee and Community Well-being
The Galore Creek project is drug and alcohol free. If an employee fails to pass drug and alcohol testing, GCMC’s benefits program includes drug and alcohol rehabilitation, and the individual is allowed to seek re-employment after going through the program. Community health and safety continues to be a focus for GCMC. During 2009, GCMC supported the Tahltan Health and Social Services Authority to bring Response Ability Pathways training to the community of Dease Lake.

Calendar Year 2009	Galore
Creek
Total Number of Employees[1]	19
Diversity
<30	3
30–50	14
>50	2
Women	5
Men	14
Local hires – within immediate region	14
Local hires – within BC	5
Indigenous	8
Wages and Benefits
Legal minimum wage	$8.00
Our standard entry level wage	$18.46
$ Spent on education and training	$11,580
Hours of training (excluding environment, health and safety training)	7,200
Health and Safety
Lost time injury (LTI) frequency rate	0
Fatalities	0
Hours of H&S training for employees	48
Hours of H&S training for contractors	360
Hours of emergency response training for employees	16
Hours of emergency response training for contractors	120

[1]	As at December 2009. Does not include contractors and employees seconded from Teck.

Galore Creek Project	38

Rock Creek Project

Rock Creek is one of three projects comprising Nome Operations, which also includes Big Hurrah and Nome Gold. We have chosen to report only on the Rock Creek project, since it is the most advanced project of the three and the one with the most significant sustainability impacts. Rock Creek would be the first open-pit “hardrock” mine on the Seward Peninsula in Alaska, an area with significant historical production in excess of 10 million ounces from alluvial gold deposits.

40	Rock Creek Project

NovaGold holds title to patented mining claims covering approximately 6,360 hectares (15,700 acres) at Nome Operations, with additional lands leased from Alaskan Native corporations, including Bering Straits Native Corporation, Sitnasuak Native Corporation and Solomon Native Corporation, bringing NovaGold’s total property position to more than 30,500 hectares (75,400 acres). NovaGold leases land to small, family-run alluvial gold mining operations and also provides access to recreational miners and the bird watchers that visit Nome every spring and summer to observe the thousands of shore birds that migrate through Nome. Nome is home to the world-famous Iditarod Sled Dog Race, and NovaGold provides land at nominal cost for local dog mushers to house their dogs and prepare for the race.

Approximately 3,500 people live in Nome, a community focused on outdoor activities such as fishing, hunting and recreational pursuits with all-terrain vehicles and snow machines. In addition, members of the community frequently pan for gold on the beaches of Nome, with some people relying on gold panning as their sole source of income. Nome has a moderately wet coastal climate, easily accessible terrain and well-developed infrastructure, with roads providing year-round access to the Rock Creek property. Vegetation at the site consists mainly of low shrubs and tundra grasses. Forested areas and trees are non-existent in the mine area, and the nearest protected area is the Bering Land Bridge National Preserve more than 100 Km (62 miles) northeast of the Rock Creek mine.

Rock Creek has certainly been NovaGold’s most challenging project from a sustainability perspective. Construction at Rock Creek commenced in the summer of 2006 but was hampered at the end of 2006 when local and regional environmental organizations challenged NovaGold’s wetlands permit. As a result of the lawsuit, the U.S. Army Corps of Engineers suspended the permit in December 2006 pending a three-month review of the permitting process. The permit was reinstated in March 2007 with only minor amendments, but the resulting impact on the mine’s construction schedule was fairly significant. These organizations continued to challenge the permit with a series of appeals that were consistently ruled in NovaGold’s favor, and in April 2008 the United States Court of Appeals for the Ninth Circuit affirmed its previous determination that project permits complied with applicable laws and ruled that no further appeals would be allowed.

The decisions of the Courts acknowledged NovaGold’s commitment to operate its projects to the highest environmental and safety standards. The Courts noted the Company’s substantial efforts to mitigate environmental damage from historical mining in the region and to minimize the environmental footprint of the project as much as possible. Further recognition was given to the Company’s efforts to create environmental enhancement projects such as improved fish and bird habitat, which will benefit the regional environment for years to come. The Court of Appeals also recognized NovaGold’s extensive cooperation with the U.S. Army Corps of Engineers during the permitting process, its efforts to understand and thus avoid the environmental impacts of the project, and its significant efforts to provide information to the public. Finally, the Court of Appeals noted that the project as designed would bring significant environmental and economic benefits to the community of Nome.

Construction continued through 2007/2008 and start-up activities began in September 2008, but in November 2008 the project was suspended as a result of mechanical and electrical start-up issues coupled with the global financial crisis. Operations remained on hold throughout 2009, and NovaGold has experienced a number of problems with water management (see Environmental Responsibilities below). NovaGold is currently working with a team of industry experts to assess the development options at Rock Creek, with a decision regarding the path forward expected in Q4-2010.

Rock Creek Project	41

NovaGold Sustainability Report 2010

Economic Responsibilities
NovaGold has been working at Rock Creek since 1999, and activity at the project has brought significant benefits to Nome and surrounding communities through direct employment and training opportunities as well as service-related businesses.

The construction suspension at Rock Creek unfortunately had a negative economic effect on the community of Nome, but we have continued our commitment to local hiring and business opportunities. During construction and commissioning 131 people were employed onsite, with nearly 60% coming from Nome. During this period of care and maintenance and review the core team has been reduced to approximately 28 people, of which 74% are from Nome and 37% are of Alaskan Native origin.

NovaGold tries to be inclusive when awarding contracts so that all local groups reap benefits from the activities at Rock Creek. Agreements with local Alaskan Native corporations allow for first right of opportunity for project contracts, and NovaGold engages numerous local businesses and contractors. NovaGold communicates regularly with community leaders and with its Alaskan Native partners to keep them informed about future opportunities at the project. There is no onsite housing at Rock Creek, so all site employees and visitors live in Nome, bringing significant economic benefits to the local hotels, stores and restaurants. The approximate direct economic impact during 2009 for housing, contracts and other service businesses in the community of Nome is summarized below.

Calendar Year 2009	Rock Creek

Contracts and other payments	$8,190,000
Housing[1]	$410,000

[1]	Does not include housing for contractors.

Environmental Responsibilities
There has been mining activity on the Seward Peninsula for more than 100 years, with significant historical production in excess of 10 million ounces from alluvial gold deposits and ongoing placer mining in the creeks and on the beaches of Nome. NovaGold acquired the Rock Creek project in 1999 and has spent considerable time and money cleaning up the environmental and physical impacts of these historical mining operations. Nome was also used extensively by the U.S. military to provide equipment and supplies to Russia and the Allies during WWII. This resulted in a number of legacy cleanup issues on NovaGold lands. While much of this land reclamation is technically a Federal responsibility, NovaGold has proactively cleaned up a number of sites and is working with the appropriate State and Federal authorities to ensure proper clean-up occurs throughout the property. To date, significant money and effort has been spent on environmental remediation and the removal of safety hazards in the area.

Water
Despite NovaGold’s commitment to environmental protection and its best efforts to uphold this commitment, water management has been a significant challenge at Rock Creek. The mine was designed based on historical average precipitation records, and water management challenges arose due to unexpected and record levels of precipitation in 2007 and 2008. Between April 2007 and September 2008, storm water discharge from our site into local creeks exceeded water quality standards for turbidity. In addition, water levels at the mine’s tailings storage facility exceeded permit limits. The Company subsequently received a notice of violation (“NOV”) from State regulatory authorities in 2009 that was ultimately resolved through a compliance order by consent (“COBC”) between the Company and State agencies. In April 2010, our efforts to manage water at the Rock Creek site were recognized when the Company successfully reduced water levels in compliance with its permits and other agreements, resulting in termination of the COBC.

42	Rock Creek Project

History of State Regulatory Actions at Rock Creek[1]
February 2008	Mine receives an NOV from State regulators alleging that AGC failed to install sufficient storm water controls at the construction site.
June 2008	The mine receives a second NOV for storm water alleging similar issues.
July 2008	AGC enters into a COBC with the State to address alleged violations whereby AGC agrees to complete installation of certain storm water controls on an agreed schedule.
September 2008

AGC receives a temporary authorization from the State to deposit mine tailings at the Rock Creek site, contingent upon completing a number of additional tasks to ensure compliance with environmental requirements for the mine.

October 2008	The mine begins commissioning and systems testing, including processing ore and depositing tailings material into the tailings storage facility.
November 2008

AGC completes agreed actions under the storm water COBC resulting in termination of the COBC and resolving alleged violations. NovaGold suspends the commissioning process due to start-up issues coupled with the global financial crisis. Regulators request that the mine prepare a Temporary Mine Closure Plan in accordance with State permits.

December 2008	The mine’s temporary authorization to deposit tailings into the tailings storage facility expires and must be renewed prior to further tailings storage.
July 2009

The mine receives an NOV from the State alleging that the mine violated the terms of its Waste Management Permit by failing to comply with water treatment and injection requirements of the Temporary Mine Closure Plan.

October 2009

AGC enters into a COBC with the State outlining actions and a schedule to resolve alleged violations. As part of the agreement, AGC takes further steps to reduce water levels behind the mine’s tailings storage facility.

February 2010	The mine submits an updated Storm Water Pollution Prevention Plan to the U.S. Environmental Protection Agency and Alaska Department of Environmental Conservation.
March 2010	AGC notifies the State that it has complied with the agreed measures contained in the COBC.
April 2010	The State agrees that AGC has complied with the COBC and the COBC is terminated.
Ongoing	AGC continues to treat and inject water in accordance with the terms of its Waste Management Permit and its December 31, 2009 Certificate of Approval to Operate a Dam.

[1]

Alaska Water Quality Standard 18aac 70.020(b)(a)(i) states that discharges to waters of the United States may not exceed 5 nephelometric turbidity units (“NTU”) above natural conditions when natural turbidity is 50 NTU or less.

Rock Creek Project	43

The Company also entered into an agreement with the U.S. Environmental Protection Agency in 2009 to address the Federal Government’s concerns with storm water quality at the mine. At issue was water turbidity, or “muddiness”. Essentially, sediment from the site was swept into water that flowed directly into nearby creeks. While no harm to the environment or local communities occurred, the turbidity was in excess of water quality standards and was not aligned with our commitment to environmental responsibility. In May 2009, AGC agreed to pay a settlement in the amount of US$883,628 to resolve these issues.

AGC has worked diligently with Federal and State regulators to resolve the environmental issues at the Rock Creek site, has improved and added additional water management structures and drainage ditches onsite, and has completed a revised storm water management plan. The Company is confident that adequate water management strategies are now in place and expects to meet its permit and environmental obligations at the Rock Creek site in 2010.

Dust

We actively work to minimize dust from the access road, a concern raised by local communities. We use a number of procedures during the dry summer months to reduce dust emissions from the access road and mine site. Water and a calcium and magnesium chloride road sealant are applied regularly to seal the road and reduce dust.

Waste Rock Treatment

Waste rock has been tested to confirm that acid rock drainage is not an issue at the Rock Creek site. Waste rock will be piled above ground and reclaimed at mine closure. Some waste rock piles have already been contoured and seeded to assist with water drainage and to prevent runoff during the spring melt.

Environmental Tracking

NovaGold has purchased and implemented environmental management software at Rock Creek to monitor permit dates and report filing dates and to store data regarding environmental testing at site. The safety module is also being implemented to track employee and contractor training and other safety information.

During 2009 Rock Creek had three reportable spills: a release of untreated water (1,500 gallons) from the water treatment plant raw water tank, an oil leak from a haul truck filter (< 5 gallons) and one chemical spill in the warehouse storage area when a reagent tote valve failed (250 gallons). In an effort to prevent the chemical spill from happening again, spotters are used when totes are moved.

44	Rock Creek Project

Calendar Year 2009		Rock Creek
Energy	Electricity – Purchased (kWh)	4,947,900
	Natural gas (cubic meters)	0
	Propane (cubic meters)	Not tracked
	Diesel – Stationary (cubic meters)	30,000
	Diesel – Mobile (cubic meters)	4,800
	Gasoline – Stationary (cubic meters)	0
	Gasoline – Mobile (cubic meters)	2,000
	Butane	N/A
	Fuel oil	1,800
	Coal	N/A
	Wood/Charcoal	N/A
	Aviation fuel (cubic meters)	0
	Purchased renewable energy	0
	Self-generated electricity (hours)	8
	Bio-diesel	N/A
Recycled	Scrap metal (tons)	0
Materials[1]	Oil (liters)[2]	Not tracked
	Tires (kilograms)	0
	Paper and cardboard (kilograms)	0
	Batteries (kilograms)[3]	Not tracked
	Aluminum cans (kilograms)	0
	Glass (kilograms)	0
Reclamation	Area disturbed in previous years and not reclaimed (hectares)	169.5
and Closure	Area disturbed by operation this year and not reclaimed	0.75
	Area reclaimed by operation in previous years and not redisturbed (hectares)	2
	Area reclaimed by operation this year (hectares)[4]	Not final
	Total area reclaimed by operation and released by regulatory authorities (hectares)	0
Reportable	Reportable spills, wildlife mortalities, air permit violations,	3
Incidents	water permit violations, other permit violations
Biodiversity	Number of at risk species on or near the property	0
Environmental	Hours of environmental training for employees	Not tracked
Training[5]	Hours of environmental training for contractors	Not tracked

[1]

Recycling facilities do not exist in Nome. All of NovaGold’s projects strive to reduce site waste and recycle as much as possible. Where recycling is not available, non-toxic waste is burned at site or landfilled and potentially toxic waste is safely stored until it can be removed and transported to a disposal facility.

[2]	Used oil is transported to Nome and donated to businesses that have used oil burners.
[3]	Used batteries are delivered to the Nome used battery recycle center.
[4]

During 2009 approximately 4.04 hectares were stabilized and seeded. These locations may not be in their final reclaimed state, however, and have therefore not been officially counted as reclaimed land.

[5]	Rock Creek has purchased software to track employee and contractor training.

Rock Creek Project	45

NovaGold Sustainability Report 2010

Calendar Year 2009	Rock Creek

Social Responsibilities
NovaGold has made a concerted effort to engage the community of Nome since first acquiring the project in 1999. During the years of exploration and project review, AGC published a weekly article called the Bucketline in the Nome Nugget, the local newspaper, describing activities at the site and discussing various mining topics. Numerous community meetings were held during the permitting process and annually as part of the project’s permit requirements.

Communication with Local Communities
When things got complicated at Rock Creek, however, we did not maintain our track record of continuous communication with the local community. While this was not a deliberate decision, but rather the result of the team’s focus and dedication to fixing the challenges at site, the result was a communication breakdown with the local community. We have learned from this lesson and will carry that knowledge forward with us at Rock Creek and at our other projects. When development does not go as planned we need to communicate more frequently with the local communities and our partners.

To this end, NovaGold held a community meeting in Nome on May 6, 2010 to summarize the efforts at site during 2009 and discuss the review process that is currently underway. In addition, the new Rock Creek Operations Manager has worked at the site for more than six years, lives in Nome and communicates with community members daily on both a professional and social basis. The Rock Creek team is also working with NovaGold’s head office Communications team to create a project newsletter that will be distributed to the community at a minimum twice a year, and more frequently if required.

Health and Safety
Safety remains a key focus at the Rock Creek site. In July 2007, an accident at site resulted in the death of two contractors working for Alaska Mechanical Inc. The fatalities affected us all deeply. NovaGold strives to continually improve safety performance, with the goal of zero fatalities and lost-time injuries at all of our projects. At Rock Creek we have worked with all site employees and contractors to review and refocus safety procedures and implement more stringent training standards. There are multiple levels of safety training at site, including task training on mine equipment and annual refresher training.

The U.S. Mine Safety and Health Administration conducts regular site inspections and their reports are posted in public areas. Employees and contractors are told to report all incidents, no matter how minor, and incident reports are reviewed to identify the root cause of the problem and new policies or procedures needed to prevent recurrence. Performance and compensation reviews are directly impacted by safety performance. Rock Creek’s safety department is available 24 hours a day, and the team conducts regular emergency response scenarios to ensure everyone knows how to react in an emergency.

Total Number of Employees[1]	24

Diversity
<30	3
30–50	14
>50	7
Women	3
Men	21
Local hires – within immediate region	20
Local hires – within State	1
Indigenous	9

Wages and Benefits
Legal minimum wage	$7.25
Our standard entry level wage	$18.50
$ Spent on education and training	Not tracked
Hours of training (excluding environment, health and safety training)	Not tracked

Health and Safety[2]
Lost time injury (LTI) frequency rate	0
Fatalities	0
Hours of H&S training for employees	Not tracked
Hours of H&S training for contractors	Not tracked
Hours of emergency response training for employees	Not tracked
Hours of emergency response training for contractors	Not tracked

[1]	As at December 2009. Does not include contractors.

[2]	Rock Creek has purchased software to track employee and contractor training.

46	Rock Creek Project

GRI Reporting Index

GRI Item	Description	Page No. or Note
1.1	Statement from the most senior decision-maker of the organization (e.g., CEO, chair or equivalent senior position) about the relevance of sustainability to the organization and its strategy.	2-3
1.2	Description of key impacts, risks and opportunities.	5-6
2.1	Name of the organization.	NovaGold Resources Inc.
2.2	Primary brands, products and/or services.	4
2.3	Operational structure of the organization, including main divisions, operating companies, subsidiaries and joint ventures.	Annual Information Form filed at www.sedar.com and www.sec.gov
2.4	Location of organization’s headquarters.	Back Cover
2.5	Number of countries where the organization operates, and names of countries with either major operations or that are specifically relevant to the sustainability issues covered in the report.	4
2.6	Nature of ownership and legal form.	4
2.7	Markets served (including geographic breakdown, sectors served and types of customers/beneficiaries).	4
2.8	Scale of the reporting organization.	Annual Information Form
2.9	Significant changes during the reporting period regarding size, structure or ownership.	Annual Information Form
2.10	Awards received in the reporting period.	www.novagold.net
3.1	Reporting period (e.g., fiscal/calendar year) for information provided.	Calendar Year 2009
3.2	Date of most recent previous report (if any).	N/A
3.3	Reporting cycle.	Annual
3.4	Contact point for questions regarding the report or its contents.	info@novagold.net
3.5	Process for defining report content.	Inside Cover, 11-12
3.6	Boundary of the report (e.g., countries, divisions, subsidiaries, leased facilities, joint ventures suppliers).	4
3.7	State any specific limitations on the scope or boundary of the report.	Inside Cover
3.8	Basis for reporting on joint ventures, subsidiaries, leased facilities, outsourced operations and other entities.	Inside Cover
3.9	Data measurement techniques and the basis of calculations.	Inside Cover
3.10	Explanation of the effect of any re-statements of information provided in earlier reports.	N/A
3.11	Significant changes from previous reporting periods in the scope, boundary or measurement methods applied in the report.	N/A
3.12	GRI content index.	47-48
4.1	Governance structure of the organization.	7-10
4.2	Indicate whether the Chair of the highest governance body is also an executive officer.	8-9
4.3	Number of members of the highest governance body that are independent and/or non-executive members.	9
4.4	Mechanisms for shareholders and employees to provide recommendations or direction to the highest governance body.	8-9
4.5	Linkage between compensation for members of the highest governance body, senior managers and executives and the organization’s performance.	8, 22
4.6	Processes in place for the highest governance body to ensure conflicts of interest are avoided.	8, 9, 21, 22
4.8	Internally developed statements of mission or values, codes of conduct and principles relevant to economic, environmental and social performance and the status of their implementation.	7-10, 20, 25
4.9	Procedures of the highest governance body for overseeing the organization’s identification and management of economic, environmental and social performance.	8-9
4.10	Processes for evaluating the highest governance body’s own performance, particularly with respect to economic, environmental and social performance.	9
4.12	Externally developed economic, environmental and social charters, principles or other initiatives to which the organization subscribes or endorses.	2, 8, 21, 24
4.13	Memberships in associations and/or national/international advocacy organizations.	9
4.14	List of stakeholder groups engaged by the organization.	11-12
4.15	Basis for identification and selection of stakeholders with whom to engage.	11
4.16	Approaches to stakeholder engagement, including frequency of engagement by type and by stakeholder group.	11-12, 29, 38, 46
4.17	Key topics and concerns that have been raised through stakeholder engagement, and how the organization has responded.	11-12, 29, 30, 35, 38, 44, 46
EC1	Economic value generated and distributed, including revenues, operating costs, employee compensation, donations and other community investments, retained earnings and payments to capital providers and governments.	14, 23, 29, 34, 36, 39, 46
EC2	Financial implications and other risks and opportunities for the organization’s activities due to climate change.	16
EC3	Coverage of the organization’s defined benefit plan obligations.	14, 22, 33, 39, 46
EC5	Range of ratios of standard entry level wage compared to local minimum wage at significant locations of operation.	14, 33, 39, 46

GRI Reporting Index	47

GRI Item	Description	Page No. or Note
EC6	Policy, practices and proportion of spending on locally-based suppliers at significant locations of operation.	3, 13-15, 26, 29, 35, 39, 42
EC7	Procedures for local hiring and proportion of senior management and workforce hired from the local community at significant locations of operation.	23, 29, 33, 38, 39, 42, 46
EC8	Development and impact of infrastructure investments and services provided primarily for public benefit through commercial, in-kind or pro bono engagement.	4, 14-15, 29, 36
EC9	Understanding and describing significant indirect economic impacts, including the extent of impacts.	15
EN1	Materials used by weight or volume.	19, 31, 37, 45
EN2	Percentage of materials used that are recycled input materials.	19, 31, 37, 45
EN3	Direct energy consumption by primary energy source.	17, 31, 37, 45
EN4	Indirect energy consumption by primary source.	17, 31, 37, 45
EN5	Energy saved due to conservation and efficiency improvements.	17
EN6	Initiatives to provide energy-efficient or renewable energy based products and services, and reductions in energy requirements as a result of these initiatives.	17, 32
EN7	Initiatives to reduce indirect energy consumption and reductions achieved.	17, 32
EN12	Description of significant impacts of activities, products and services on biodiversity in protected areas and areas of high biodiversity value outside protected areas.	17-18, 31, 37, 45
MM1	Amount of land (owned or leased, and managed for production activities or extractive use) disturbed or rehabilitated.	18, 31, 37, 45
EN13	Habitats protected or restored.	17-18, 31, 37, 45
EN14	Strategies, current actions and future plans for managing impacts on biodiversity.	17, 30, 36
EN15	Number of IUCN Red List species and national conservation list species with habitats in areas affected by operations, by level of extinction risk.	18, 31, 37, 45
EN18	Initiatives to reduce greenhouse gas emissions and reductions achieved.	16, 19, 32, 36
EN23	Total number and volume of significant spills.	18, 31, 37, 44, 45
EN26	Initiatives to mitigate environmental impacts of products and services, and extent of impact mitigation.	17, 22, 43
EN28	Monetary value of significant fines and total number of non-monetary sanctions for non-compliance with environmental laws and regulations.	18, 43-44
EN29	Significant environmental impacts of transporting products and other goods and materials used for the organization’s operations and transporting members of the workforce.	15, 16, 19, 30, 31
HR4	Total number of incidents of discrimination and actions taken.	8, 22
HR6	Operations identified as having significant risk for incidents of child labor, and measures taken to contribute to the elimination of child labor.	21
HR7	Operations identified as having significant risk for incidents of forced or compulsory labor, and measures to contribute to the elimination of forced or compulsory labor.	21
HR8	Percentage of security personnel trained in the organization’s policies or procedures concerning aspects of human rights that are relevant to operations.	21
MM5	Total number of operations taking place in or adjacent to Indigenous Peoples’ territories, and number and percentage of operations or sites where there are formal agreements with Indigenous Peoples’ communities	13, 21, 23, 29-30, 35, 36, 38, 42
HR9	Total number of incidents of violations involving rights of indigenous people and actions taken.	22
LA1	Total workforce by employment type, employment contract and region.	4, 23
LA2	Total number and rate of employee turnover by age group, gender and region.	23, 33, 39, 46
LA3	Benefits provided to full-time employees that are not provided to temporary or part-time employees, by major operations.	14, 22, 33, 39, 46
LA7	Rates of injury, occupational diseases, lost days and absenteeism, and number of work-related fatalities by region.	24, 33, 39, 46
LA10	Average hours of training per year per employee by employee category.	16, 23-24, 33, 36, 39, 45, 46
LA12	Percentage of employees receiving regular performance and career development reviews.	8, 22
LA13	Composition of governance bodies and breakdown of employees per category according to gender, age group, minority group membership and other indicators of diversity.	23, 33, 39, 46
SO1	Nature, scope and effectiveness of any programs and practices that assess and manage the impacts of operations on communities, including entering, operating and exiting.	3-4, 11-12, 20, 30, 35-36, 39, 41-42, 44, 46
MM10	Number and percentage of operations with closure plans.	27, 43
SO8	Monetary value of significant fines and total number of non-monetary sanctions for non-compliance with laws and regulations.	18, 42, 43
MM11	Programs and progress relating to materials stewardship.	19, 31, 37, 43-45

48	GRI Reporting Index

Cautionary Notes

This sustainability report should be read in conjunction with NovaGold’s annual information form for the year ended November 30, 2009, which is filed with the Canadian Securities Regulatory Authorities and available at www.sedar.com, NovaGold’s annual report on form 40-F which is filed with the United States Securities and Exchange Commission and available at www.sec.gov, and other information released by NovaGold and filed with the appropriate regulatory agencies.

Kevin Francis, P.Geo., Vice President Technical Services of NovaGold and a qualified person as defined by National Instrument 43-101, has reviewed the technical information contained within this report.

Stock exchange compliance
NovaGold has disclosed the significant differences between its corporate governance practices and the requirements applicable to U.S. companies listed on the NYSE-AMEX on the Company’s website at www.novagold.net.

Forward-looking statements
This report contains certain forward-looking statements concerning anticipated developments in NovaGold’s operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; ability to commence, or in the case of Rock Creek, recommence commissioning and start-up; exploration results and budgets; mineral reserve and resource estimates; work programs; capital expenditures; timelines; strategic plans; market prices of precious and base metals; possible outcome or merits of litigation; or other statements that are not statement of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of NovaGold may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. NovaGold’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for the cooperation of Barrick Gold and Teck Resources to advance the Donlin Creek and Galore Creek project, respectively; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; uncertainties involved in the Company’s outstanding litigation, including the possibility of appeal, the possible discovery of new evidence or acceptance of new legal theories and the difficulty of predicting the decision of judges and juries; and other risks and uncertainties disclosed in NovaGold’s annual information form for the year ended November 30, 2009, which is filed with the Canadian securities regulatory authorities, NovaGold’s annual report on Form 40-F which is filed with the United States Securities and Exchange Commission, and other information released by NovaGold and filed with the appropriate regulatory agencies.

Cautionary Notes	49

NovaGold Resources Inc.	Telephone: 604 669 6227	www.novagold.net
2300 – 200 Granville Street	Toll-free: 1 866 669 6227	NYSE-AMEX / TSX: NG
Vancouver, British Columbia	Facsimile: 604 669 6272
Canada V6C 1S4	Email: info@novagold.net

NovaGold’s 2010 Sustainability Report is printed on FSC-certified, 100% post-consumer recycled material. By choosing 100% post-consumer recycled material for this report, 42 trees were preserved for the future, 73,128 gallons of wastewater were saved, 13 million BTUs of energy were conserved, 529 kilograms of solid waste were not created and 1,808 kilograms of greenhouse gases were prevented.